12026694

ALAMO GROUP INC.

ANNUAL REPORT

2011

2011 FINANCIAL HIGHLIGHTS

In thousands, except per share data	**2011**	2010	2009	2008	2007
Net Sales	**$603,593**	$538,548	$454,825	$557,135	$504,386
Gross Margin	**$135,085**	$116,914	$94,561	$109,414	$97, 711
Operating Expenses	**$92,347**	$86,041	$76,100	$83,059	$73,874
Gain on Bargain Purchase	**$7,745**	—	$30,177	—	—
Goodwill Impairment	**$1,898**	—	$14,104	$5,010	—
Income From Operations	**$48,585**	$30,873	$34,534	$21,345	$23,837
Net Income	**$32,070**	$21,117	$18,633	$10,999	$12,365
Earnings Per Share (Diluted)	**$2.68**	$1.78	$1.80	$1.11	$1.24
Depreciation & Amortization	**$10,606**	$11,275	$8,848	$9,360	$9,018
Capital Expenditures	**$6,369**	$4,980	$3,453	$6,553	$10,765
Dividends Paid	**$2,845**	$2,826	$2,399	$2,361	$2,346
Working Capital	**$200,430**	$185,871	$183,911	$180,319	$169,391
Cash Flow From Operations[1]	**$38,590**	$26,085	$19,177	$25,514	$22,605
Long Term Debt[2]	**$8,621**	$23,106	$44,336	$99,884	$78,527
Shareholder Equity	**$276,658**	$253,260	$236,919	$184,312	$198,698
Average Shares Outstanding[3]	**11,966**	11,893	10,363	9,950	9,953
Book Value Per Share	**$23.12**	$21.29	$22.86	$18.52	$19.96

(1) Excludes Changes in Working Capital
(2) Excludes Current Portion
(3) On A Diluted Basis

Certain statements included herein constitute forward looking statements. Such statements are subject to various risks and uncertainties which may cause results to differ materially from those anticipated by the forward looking statements. Among those factors which could cause actual results to differ materially are the following: market demand, competition, weather, currency-related issues and other risk factors listed and described in more detail from time to time in other reports of the Company filed with the Securities and Exchange Commission, including the Company's Form 10-K for 2011 attached hereto.

NET SALES
In Millions



$504
$557
$455
$539
$604
10
11

NET INCOME
In Millions



$12.4
$11.0
$18.6
$21.1
$32.1
10
11

SHAREHOLDER EQUITY
In Millions



$199
$184
$237
$253
$277
10
11

LETTER TO OUR SHAREHOLDERS

For Alamo Group, 2011 was a year of milestones. The most obvious indication of this was the record level of sales and earnings achieved by the Company despite the continuing lackluster global economy. But in many ways the milestones themselves were more meaningful in the long term than just the year-end results.

To begin with, we had some very significant changes to our Board of Directors. This included the retirement of our founder and Chairman, Don Douglass, who was also the last remaining original director of the Company. Don founded Alamo Group in 1969 and had served as Chairman for our entire 42-year history. It was his vision and guidance which orchestrated the growth and international expansion of the Company for decades. It was his leadership that propelled the Company into the public market in 1993. And, in the fashion of true leadership, he was also instrumental in passing on his own baton, first in 1999 when he brought on Ron Robinson to take over his duties as Chief Executive Officer and again in 2011 as he passed on the Chairmanship to Jim Skaggs, our current longest-tenured director. He also actively participated in the search for new directors during the past year to help fill the void created by his departure. We deeply appreciate all of Don's many contributions and formally recognized him as Alamo Group's "Founder and Chairman Emeritus."

Don's retirement led to our next milestones, the changes in our Board, which we believe are significant for the future of Alamo Group. Jim Skaggs, only the second Chairman of the Board in Alamo Group's 42-year history, brings his own style of leadership that drives growth, demands accountability and rewards success. We also added two new directors in 2011, Helen Cornell and Rock Baty, each of whom brings a wealth of public company experience that will strengthen our Board, particularly in an increasingly complex business and regulatory environment. In their own successful business careers, they have developed a wide range of skills that are already benefiting our Company. They understand the importance of corporate governance and risk management, yet also possess a vision for growth that will be fundamental in setting strategy for the future of Alamo Group. As a result, the Company has managed this major Board transition and in the process has emerged stronger than ever.

Another major milestone with our Company was a reorganization within our North American Industrial Division, which brought together the leadership of this group for the first time under a new division head, Jeff Leonard. While Jeff is new to Alamo Group, his guidance is already evident as we work to bring together the many capabilities of the units within this division into a more unified force. The progress Jeff is making is complementary to the same achievements his counterparts, Rick Pummell in our North American Agricultural Division and Geoff Davies in our European Division, have already made in their respective divisions.

There were many other noteworthy developments in 2011, such as establishing our first office in Asia, expanding our market presence in South America, setting up new distribution in Eastern Europe, strengthening our position in Canada with the acquisition of Tenco, introducing over one hundred new or improved products to our markets, upgrading our manufacturing capabilities to increase our operating efficiencies, strengthening our management team...and the list goes on. Truly a year of milestones for Alamo Group.

We believe the results of these actions speak for themselves in the more obvious ways - such as record sales, record earnings, record EBITDA, a strong balance sheet, an expanded range of products, a broader marketing network, a stronger management team and a Company that is more customer focused. Most important, we feel the achievements of 2011 have set the stage for the next level of development at Alamo Group. Our Company is stronger and more capable of dealing with the challenges faced by a global manufacturing company - changing economic conditions, increased regulatory requirements, challenges in hiring and retaining a skilled workforce, keeping up with constantly changing technology, competing in a global economy, and a dozen other balls that require constant juggling. Despite these conditions and the ongoing uncertain global economy, we like where Alamo Group is today - our structure, our products and our people. As a result of the milestones achieved in 2011, we feel more confident in our ability to meet the challenges of today and continue to move our Company forward.

Lastly, we want to take this opportunity to thank our employees, suppliers, customers and shareholders for your continued support and confidence in Alamo Group.

James B. Skaggs
Chairman of the Board

R. A. Robinson
President & CEO

EARNINGS PER SHARE
Diluted


$1.24
$1.11
$1.80
$1.78
$2.68
10
11

EBITDA*
In Millions


$32.9
$35.7
$27.3
$42.1
$53.3
10
11

* EBITDA is a non-GAAP financial measure, defined for this purpose as income from operations plus depreciation and amortization, adjusted for gain on bargain purchase and goodwill impairment.

ALAMO GROUP OPERATING DIVISIONS

Alamo Group is a global leader in the design and manufacture of high quality agricultural equipment and infrastructure maintenance equipment for governmental and industrial markets. The Company, founded in 1969, has over 2,500 employees and operates eighteen plants in North America, Europe and Australia as of December 31, 2011. The Corporate offices of Alamo Group are located in Seguin, Texas. The Company's business is divided into three operating divisions: North American Industrial, North American Agricultural and European.

NORTH AMERICAN INDUSTRIAL DIVISION

The North American Industrial Division produces a wide range of equipment focused on infrastructure maintenance along highways, airports and other right-of-ways and public areas. The main products include mowing equipment, street sweepers, grading/excavating equipment, vacuum trucks, snow removal equipment and related aftermarket parts and services. Brands in this sector include Alamo Industrial®, Terrain King®, Tiger™, Schwarze®, Nite-Hawk™, Tenco®, Gradall®, VacAll™, Henke® and Schulte®. Sales are primarily through independent dealers who sell to governmental entities and related contractors.

NORTH AMERICAN AGRICULTURAL DIVISION

Alamo's North American Agricultural Division manufactures a variety of implements for use on farms and ranches and, to a lesser extent, contractors, landscapers and various other end-users. Products in this division include mowing equipment, front-end loaders, backhoes, tillage equipment, box blades, augers, rock removal equipment, snow throwers and hay cutting and processing equipment, as well as an extensive range of agricultural aftermarket parts. Sales are through a large network of independent agricultural dealers and distributors. Brands in this division include Bush Hog®, Rhino®, SMC™, Schulte®, Herschel™, Valu-Bilt® and Earthmaster®.

EUROPEAN DIVISION

Alamo's European Division serves both the agricultural and infrastructure maintenance markets. This division makes a broad range of boom arm mounted flail and rotary cutters for verge and hedge maintenance, rotary mowers, front-end loaders, backhoes, other agricultural implements, vacuum trucks, high pressure cleaning systems, trenchers and related spare parts and service. Sales are primarily through a network of independent dealers and distributors to farms, governmental entities, contractors and various other end-users. Brands in this segment include Bomford®, McConnel®, Spearhead™, Twose™, Rousseau™, Faucheux™, SMA®, Rivard® and Forges Gorce™.



SALES BY DIVISION
In Millions
Industrial
Agricultural
European
$455
$178
$95
$182
$539
$197
$181
$161
$604
$230
$204
$170
2009
2010
2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

[X] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-21220

ALAMO GROUP INC.

(Exact name of registrant as specified in its charter)

DELAWARE	74-1621248
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1627 East Walnut, Seguin, Texas 78155
(Address of principal executive offices, including zip code)

830-379-1480
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.10 per share	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days.Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[X]
Non-accelerated filer	[ ]	Smaller reporting company	[ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

The aggregate market value of the voting stock (which consists solely of shares of common stock) held by non-affiliates of the registrant as of June 30, 2011 (based upon the last reported sale price of $23.70 per share) was approximately $204,647,462 on such date.

The number of shares of the registrant's common stock, par value $.10 per share, outstanding as of February 28, 2012, was 11,917,379 shares.

Documents incorporated by reference: Portions of the registrant's proxy statement relating to the 2012 Annual Meeting of Stockholders to be held on May 3, 2012, have been incorporated by reference herein in response to Part III.

ALAMO GROUP INC. AND CONSOLIDATED SUBSIDIARIES

FORM 10-K

TABLE OF CONTENTS

PART I

Item 1. Business

Unless the context otherwise requires, the terms "the Company," "we," "our" and "us" refer to Alamo Group Inc. and its subsidiaries on a consolidated basis.

General

The Company is a global leader in the design and manufacture of high quality agricultural equipment and infrastructure maintenance equipment for governmental and industrial use. The Company's products include tractor-mounted mowing and other vegetation maintenance equipment, street sweepers, excavators, vacuum trucks, snow removal equipment, pothole patchers, zero turn radius mowers, agricultural implements and related aftermarket parts and services. The Company emphasizes high quality, cost-effective products for its customers and strives to develop and market innovative products while constantly monitoring and seeking to contain its manufacturing and overhead costs. The Company has a long-standing strategy of supplementing its internal growth through acquisitions of businesses or product lines that currently complement, command, or have the potential to achieve a meaningful share of their niche markets. The Company has approximately 2,500 employees and operates a total of eighteen plants in North America, Europe and Australia. The Company sells its products primarily through a network of independent dealers and distributors to governmental end-users, related independent contractors, as well as to the agricultural and commercial turf markets. The Company operates primarily in the United States, England, France, Canada and Australia.

The predecessor corporation to Alamo Group Inc. was incorporated in the State of Texas in 1969, as a successor to a business that began selling mowing equipment in 1955, and Alamo Group Inc. was reincorporated in the State of Delaware in 1987.

History

Since its founding in 1969, the Company has focused on satisfying customer needs through geographic market expansion, product development and refinement, and selected acquisitions. The Company's first products were based on rotary cutting technology. Through acquisitions, the Company added flail cutting technology in 1983 and sickle-bar cutting technology in 1984. The Company added to its presence in the industrial and governmental vegetation markets with the acquisition of Tiger Corporation *("Tiger")* in late 1994.

The Company entered the agricultural mowing markets in 1986 with the acquisition of Rhino Products Inc. *("Rhino")*, a leading manufacturer in this field. With this acquisition, the Company embarked on a strategy to increase the *Rhino* dealer distribution network during a period of industry contraction. The addition of M&W Gear Company *("M&W")* in early 1995 allowed the Company to enter into the manufacturing and distribution of tillage equipment, which complements the *Rhino* distribution network. *M&W* has been integrated into the agricultural marketing group.

In 1991, the Company began its international expansion with the acquisition of McConnel Ltd. *("McConnel")*, a United Kingdom ("U.K.") manufacturer of vegetation maintenance equipment, principally hydraulic boom-mounted hedge and grass cutters and related parts. Bomford-Turner Ltd. *("Bomford")*, also a U.K. company, was acquired in 1993. *Bomford* is a manufacturer of heavy-duty, tractor-mounted grass and hedge mowing equipment. *McConnel* and *Bomford* sell their products to dealers and distributors through their respective sales forces.

In 1994, the Company acquired Signalisation Moderne Autoroutiere S.A. *("SMA")* located in Orleans, France. *SMA* manufactures and sells principally a line of heavy-duty, tractor-mounted grass and hedge mowing equipment and associated replacement parts primarily to departments of the French government. This acquisition, along with the acquisitions of Forges Gorce, a flail blade manufacturer in France, in 1996 and Rousseau Holdings S.A. ("*Rousseau*"), a leading French manufacturer of hedge and verge mowers, in 2004, when combined with *McConnel* and *Bomford,* has made the Company one of the largest manufacturers in the European market for the kind of equipment sold by the Company.

In 1995, the Company expanded its business in the agricultural market with the acquisition of Herschel Corporation *("Herschel")*, a leading manufacturer and distributor of aftermarket farm equipment replacement and wear parts.

In 2000, the Company acquired Schwarze Industries, Inc. *("Schwarze")*. *Schwarze* is a manufacturer of a broad range of street sweeping equipment which is sold to governmental agencies and contractors. The Company believes the Schwarze sweeper products fit the Company's strategy of identifying product offerings with brand recognition in the industrial markets the Company serves. In 2004, the Company purchased the pothole patcher from Wildcat Manufacturing, Inc. The product line was merged into the *Schwarze* operation and is complementary to its current product offerings.

In 2000, the Company purchased the product line and associated assets of Twose of Tiverton Ltd. *("Twose")* in the U.K. and incorporated its production into the existing facilities at *McConnel* and *Bomford* while maintaining its own sales force and dealer distribution network. *Twose* was a small regional manufacturer of power arm flail mowers and parts, as well as harrows and rollers, which strengthened the Company's market leadership position in the U.K.

In 2000, the Company acquired Schulte Industries Ltd. and its related entities *("Schulte")*. *Schulte* is a Canadian manufacturer of mechanical rotary mowers, snow blowers, and rock removal equipment. *Schulte* strengthened the Company's Canadian presence in both marketing and manufacturing. It also expanded the Company's range of large, heavy-duty rotary mowers.

In 2001, the Company acquired all of the assets of SMC Corporation *("SMC")*. *SMC* manufactures front-end loaders and backhoes principally for Original Equipment Manufacturer ("OEM") customers and its own *SMC* brand. This acquisition expanded the product range of our agricultural division by branding a line of loaders for *Rhino*.

In 2002, the Company purchased inventory, fixed assets and certain other assets of Valu-Bilt Tractor Parts *("Valu-Bilt")*, a subsidiary of Quality Stores, Inc., located in Des Moines, Iowa. *Valu-Bilt* is a distributor of new, used and rebuilt tractor parts and other agricultural spare and wear parts sold directly to customers through its catalog and the internet and on a wholesale basis to dealers. Subsequent to the purchase, the operations of *Valu-Bilt* in Des Moines, Iowa, were consolidated into the Company's *Herschel* facility in Indianola, Iowa.

In 2002, the Company purchased substantially all of the assets of Faucheux Industries S.A. *("Faucheux")*, a leading French manufacturer of front-end loaders and attachments. The Company acquired *Faucheux* out of administration, a form of bankruptcy in France. This acquisition broadened the range of our agricultural implements offered in the French market.

In 2005, the Company, through its European subsidiary Alamo Group (EUR) Ltd., acquired 100% of the issued and outstanding stock of Spearhead Machinery Limited *("Spearhead")* and subsequently merged its manufacturing operations into Bomford's facility. *Spearhead* manufactures a range of tractor-mounted vegetation maintenance equipment, including reach mowers, flail mowers and rotary cutters. This acquisition extended our product lines and market coverage in Europe.

In early 2006, the Company purchased substantially all of the assets of the Gradall excavator business *("Gradall")* of JLG Industries, Inc. including their manufacturing plant in New Philadelphia, Ohio. *Gradall* is a leading manufacturer of both wheeled and crawler telescopic excavators in North America. This acquisition enhanced our Industrial Division product offering sold to governmental buyers and related contractors for maintenance along right-of-ways.

In 2006, the Company purchased the vacuum truck and sweeper lines of Clean Earth Environmental Group, LLC and Clean Earth Kentucky, LLC (collectively referred to as *"VacAll"*). This includes the product lines, inventory and certain other assets that relate to this business. The production of the vacuum truck line was moved to the *Gradall* facility in New Philadelphia, Ohio.

In 2006, the Company acquired 100% of the ownership interests in Nite-Hawk Sweepers LLC *("Nite-Hawk")*, a manufacturer of truck mounted sweeping equipment primarily for the contract sweeping market, which expanded our presence in that market and complements our *Schwarze* sweeper line.

In 2007, the Company purchased Henke Manufacturing Corporation *("Henke")*, a manufacturer of specialty snow removal attachments. *Henke*'s products are mounted on both heavy industrial equipment and medium to heavy-duty trucks. The primary end-users are governmental agencies, related contractors and other industrial users.

In 2008, the Company acquired Rivard Developpement S.A.S. *("Rivard")*, a leading French manufacturer of vacuum trucks, high-pressure cleaning systems and trenchers. The acquisition broadened the Company's product offering to its customers in Europe and other markets we serve.

On October 22, 2009, the Company acquired substantially all the assets of Bush Hog, LLC. *("Bush Hog")*, a leading agricultural equipment manufacturer of rotary cutters, finishing mowers, zero turn radius mowers ("ZTRs"), front-end loaders, backhoes, landscape equipment and a variety of other implements. This acquisition, combined with the Company's existing range of agricultural mowers, created one of the largest manufacturers of agricultural mowers in the world.

On October 18, 2011, the Company acquired substantially all of the assets and assumed certain specified liabilities of Tenco Group, Inc. (*"Tenco"*) and its subsidiaries. *Tenco* is a Canadian-based manufacturer of snow removal equipment, including snow blades, blowers, dump bodies, spreaders, and associated parts and service. *Tenco* has operations in Quebec as well as New York and Vermont. The equipment is sold primarily through dealers to governmental end-users as well as contractors.

Marketing and Marketing Strategy

The Company believes that within the U.S. it is a leading supplier to governmental markets, a leading supplier in the U.S. agricultural market, and one of the largest suppliers in the European market for its key niche product offerings. The Company's products are sold through the Company's various marketing organizations and extensive worldwide dealer and distributor networks under the *Alamo Industrial®, Terrain King®, Tiger™, Gradall®, VacAll™, Schwarze®, Nite-Hawk™, Henke®, Tenco®, Bush Hog®, Rhino®, Earthmaster®, M&W®, SMC™, Herschel™, Valu-Bilt®, Fuerst®, Schulte®, McConnel®, Bomford®, Spearhead™, Twose™, SMA®, Forges Gorce™, Faucheux™, Rousseau™ and Rivard®* trademarks as well as other trademarks and trade names.

Products and Distribution Channels

North American Industrial Division

Alamo Industrial equipment is principally sold through independent dealers to governmental end-users, related independent contractors and, to a lesser extent, utility and other dealers serving right-of-way maintenance operators and other applications in the U.S. and other countries. Governmental agencies and contractors that perform services for such agencies purchase primarily hydraulically-powered, tractor-mounted mowers, including boom-mounted mowers, other types of cutters and replacement parts for heavy-duty, intensive use applications, including maintenance around highway, airport, recreational and other public areas. A portion of *Alamo Industrial's* sales includes tractors, which are not manufactured by *Alamo Industrial.*

Tiger equipment includes heavy-duty, tractor- and truck-mounted mowing and vegetation maintenance equipment and replacement parts. *Tiger* sells to state, county and local governmental entities and related contractors, primarily through a network of independent dealers. *Tiger's* dealer distribution network is independent of *Alamo Industrial's* dealer distribution network. A portion of *Tiger's* sales includes tractors, which are not manufactured by *Tiger.*

Schwarze equipment includes air, mechanical broom, and regenerative air sweepers, pothole patchers and replacement parts. *Schwarze* sells its products primarily to governmental agencies and independent contractors, either directly or through its independent dealer network. A portion of *Schwarze's* sales includes chassis which are not manufactured by *Schwarze*. The Company believes that *Schwarze* complements *Alamo Industrial* because the dealer and/or end-user for both products in many cases are the same.

Gradall produces a range of models based on high-pressure hydraulic telescoping booms which are sold through dealers primarily to governmental agencies, contractors and to a lesser extent the mining industry, steel mills and other specialty applications in the U.S. and other countries. Many of these products are designed for excavation, grading, shaping and similar tasks involved in land clearing, road building or maintenance. These products are available mounted on various types of undercarriages: wheels for full-speed highway travel, wheels for on/off road use, and crawlers.

VacAll produces catch basin cleaners and roadway debris vacuum systems. These units are powerful and versatile with uses including, but not limited to, removal of wet and dry debris, spill elimination, and cleaning of sludge beds. *VacAll* also offers a line of sewer cleaners. *VacAll* products are primarily sold through dealers to industrial and commercial contractors as well as governmental agencies. A portion of *VacAll's* sales includes chassis which are not manufactured by the Company.

effective to operate. *Nite-Hawk* focuses mainly on and sells direct to parking lot contractors. A portion of *Nite-Hawk's* sales includes chassis which are not manufactured by *Nite-Hawk*.

Henke designs and manufactures snow plows and heavy-duty snow removal equipment, hitches and attachments for trucks, loaders and graders sold primarily through independent truck and industrial dealers. *Henke's* primary end-users are governmental agencies, related contractors and other industrial users.

Tenco designs and manufactures a line of heavy-duty snow removal equipment, including snow plows, snow blowers, dump bodies and spreaders. Products are primarily sold through independent dealers. End-users are governmental agencies, contractors and other industrial users.

North American Agricultural Division

Bush Hog, Rhino and *M&W* equipment is generally sold to farmers and ranchers to clear brush, maintain pastures and unused farmland, shred crops and till fields and for haymaking. It is also sold to other customers, such as mowing contractors and construction contractors, for non-agricultural purposes. *Bush Hog* and *Rhino* equipment consists principally of a comprehensive line of tractor-powered equipment, including rotary cutters, finishing mowers, flail mowers, disc mowers, ZTR ride-on mowers, front-end loaders, backhoes, rotary tillers, posthole diggers, scraper blades and replacement parts. This equipment is primarily sold through farm equipment dealers, as well as original equipment manufacturers ("OEMs") and other distributors.

SMC equipment includes a broad line of front-end loaders and backhoes that fit many tractors on the market today. The products are sold to OEMs and as *Bush Hog* and *Rhino* branded equipment.

Herschel/Valu-Bilt aftermarket replacement parts are sold for many types of farm equipment and tractors and certain types of mowing and construction equipment. *Herschel* products include a wide range of cutting parts, plain and hard-faced replacement tillage tools, disc blades and fertilizer application components. *Herschel* replacement tools and parts are sold throughout the United States, Canada and Mexico to five major customer groups: farm equipment dealers; fleet stores; wholesale distributors; OEMs; and construction equipment dealers. *Valu-Bilt* complements the *Herschel* product lines while also expanding the Company's offering of aftermarket agricultural parts and added catalog and internet sales direct to end-users.

Schulte equipment includes heavy-duty mechanical rotary mowers, snow blowers, rock removal equipment and related replacement parts. *Schulte* serves both the agricultural and governmental markets, primarily in Canada and the U.S. *Schulte* also sells some of the Company's other product lines in their markets and some of its products through independent distributors throughout the world.

European Division

McConnel equipment principally includes a broad line of hydraulic, boom-mounted hedge and grass cutters, as well as other tractor attachments and implements such as hydraulic backhoes, cultivators, subsoilers, buckets and other digger implements and related replacement parts. *McConnel* equipment is sold primarily in the U.K., Ireland and France and in other parts of Europe and, to a lesser extent, throughout the world through independent dealers and distributors.

Bomford equipment includes hydraulic, boom-mounted hedge and hedgerow cutters, industrial grass mowers, agricultural seedbed preparation cultivators and related replacement parts. *Bomford* equipment is sold to governmental agencies, contractors and agricultural end-users in the U.K., Ireland and France and, to a lesser extent, other countries in Europe, North America, Australia and the Far East. *Bomford's* sales network is similar to that of *McConnel* in the U.K. *Rhino* sells some of *Bomford's* product line in the U.S.

SMA equipment includes hydraulic, boom-mounted hedge and hedgerow cutters and related replacement parts. *SMA's* principal customers are French local authorities. *SMA's* product offerings include certain quick-attach boom mowers *manufactured* by the Company in the U.K. to expand its presence in agricultural dealerships. During the third quarter of 2010, the Company closed and sold its *SMA* facility located in Orleans, France and production was relocated to the *Rousseau* manufacturing facility near Lyon, France. *Forges Gorce* manufactures flail blades which are sold to some of the Company's subsidiaries as well as to other customers.

Twose equipment includes light-duty power arm mowers, agricultural implements and related replacement parts. *Twose* products are manufactured at the Company's U.K. facilities. These products are sold through *Twose's* dealer distribution network in the U.K. and through *Faucheux's* and other independent distributors internationally.

The addition of *Spearhead* expanded the Company's product lines, particularly rotary cutters, and market coverage in Europe, and increased utilization of our existing U.K. manufacturing facilities.

Faucheux equipment includes front-end loaders, backhoes, attachments and related parts. Historically, the majority of *Faucheux* sales have been in France, but the Company has expanded market coverage to other countries.

Rousseau sells hydraulic and mechanical boom mowers, primarily in France, through its own sales force and dealer distribution network to mainly agricultural and governmental markets. These products have also been introduced into other markets outside of France.

Rivard manufactures vacuum trucks, high-pressure cleaning systems and trenchers. *Rivard's* equipment is primarily sold in France and certain other markets, mainly in Europe and North Africa, to governmental entities and related *contractors*. It also complements our product offerings in North America.

Replacement Parts

In addition to the sales of *Herschel/Valu-Bilt* replacement parts, the Company derives a significant portion of its revenues from sales of replacement parts for each of its wholegoods lines. Replacement parts represented approximately 24%, 26% and 26% of the Company's total sales for the years ended December 31, 2011, 2010, and 2009, respectively. The percentage decrease in 2011 was mainly from a change in sales mix between wholegoods and parts. Proprietary replacement parts generally are more profitable and less cyclical than wholegoods.

While the Company believes that the end-users of its products evaluate their purchases on the basis of price, reputation and product quality, such purchases are also based on a dealer's service, support of and loyalty to the dealer based on previous purchase experiences, as well as other factors such as product and replacement part availability.

Product Development

The Company's ability to provide innovative responses to customer needs, to develop and manufacture new products, and to enhance existing product lines is important to its success. The Company continually conducts research and development activities in an effort to improve existing products and develop new products. As of December 31, 2011, the Company employed 135 people in its various engineering departments, 61 of whom are degreed engineers and the balance of whom are support staff. Amounts expended on research and development activities were approximately $6,017,000 in 2011, $5,774,000 in 2010 and $4,762,000 in 2009. As a percentage of sales, research and development was approximately 1.0% in 2011 and 1.1% in 2010 and 2009, and is expected to continue at similar levels in 2012.

Seasonality

The Company's sales, both product and replacement parts, are generally higher in the second and third quarters of the year, because a substantial number of the Company's products are used for maintenance activities such as vegetation maintenance, highway right-of-way maintenance, construction, and street and parking lot sweeping. Usage of this equipment is lower in harsh weather. The Company utilizes a rolling twelve-month sales forecast provided by the Company's marketing departments and order backlog in order to develop a production plan for its manufacturing facilities. In addition, many of the Company's marketing departments attempt to equalize demand for products throughout the calendar year by offering seasonal sales programs which may provide additional incentives, including discounts and extended payment terms, under these programs.

Competition

The Company's products are sold in highly competitive markets throughout the world. The principal competitive factors are price, quality, availability, service and reputation. The Company competes with several large national and international companies that offer a broad range of equipment and replacement parts, as well as with numerous small, privately-held manufacturers and suppliers of a limited number of products, mainly on a regional basis. Some of the Company's competitors are significantly larger than the Company and have substantially greater financial and other resources at their disposal. The Company believes that it is able to compete successfully in its markets by effectively managing its manufacturing costs, offering high quality products, developing and designing innovative products and, to some extent, avoiding direct competition with significantly larger potential competitors. There can be no assurance that the Company's competitors will not substantially increase the resources devoted to the development and marketing of products competitive with the Company's products or that new competitors with greater resources will not enter the Company's markets.

Unfilled Orders

As of December 31, 2011, the Company had unfilled customer orders of $119,923,000 compared to $97,616,000 at December 31, 2010. The 23% increase was primarily due to the positive impact of improved agricultural market conditions on *Bush Hog* and *Rhino* backlogs. The Company continues to be affected by soft market conditions and reduced government spending in parts of its Industrial and European divisions due to the downturn in the global economy. Management expects that substantially all of the Company's backlog as of December 31, 2011 will be shipped during fiscal year 2012. The amount of unfilled orders at a particular time is affected by a number of factors, including manufacturing and shipping schedules which, in most instances, are dependent on the Company's seasonal sales programs and the requirements of its customers. Certain of the Company's orders are subject to cancellation at any time before shipment; therefore, a comparison of unfilled orders from period to period is not necessarily meaningful and may not be indicative of future actual shipments. No single customer is responsible for 10% or more of the aggregate revenue of the Company.

Sources of Supply

The principal raw materials used by the Company include steel, other metal components and hydraulic tubing. During 2011, the raw materials needed by the Company were available from a variety of sources in adequate quantities and at prevailing market prices. No one supplier is responsible for supplying more than 10% of the principal raw materials used by the Company.

While the Company manufactures many of the parts for its products, a significant percentage of parts, including most drivelines, gearboxes, industrial engines, and hydraulic components, are purchased from outside suppliers which manufacture to the Company's specifications. In addition, the Company, through its subsidiaries, purchases tractors and truck chassis as a number of the Company's products are mounted and shipped with a tractor or truck chassis. Tractors and truck chassis are generally available, but some delays in receiving tractors or truck chassis can occur throughout the year. The Company sources its purchased goods from international and domestic suppliers. No single supplier is responsible for supplying more than 10% of the purchased goods used by the Company.

Patents and Trademarks

The Company owns various U.S. and international patents. While the Company considers its patents to be advantageous to its business, it is not dependent on any single patent or group of patents. The Company amortized approximately $79,000 in patents and trademarks relating to the industrial segment. In 2010, the Company wrote off $224,000 in older patents which the Company believes no longer provide a competitive advantage. The net book value of trademarks was $5,500,000 as of December 31, 2011 and 2010.

Products manufactured by the Company are advertised and sold under numerous trademarks. *Alamo Industrial®*, *Terrain King®*, *Gradall®*, *VacAll™*, *Henke®*, *Bush Hog®*, *Rhino®*, *Earthmaster®*, *McConnel®*, *Bomford®*, *SMA®*, *Schwarze®*, *Nite-Hawk™*, *Tenco®*, *Tiger™*, *Schulte®*, *Forges Gorce™*, *Twose™*, *Faucheux™*, *Herschel™*,*Valu-Bilt®*, *Rivard®*, *Rousseau™* and *Spearhead™* trademarks are the primary marks for the Company's products. The Company also owns other trademarks which it uses to a lesser extent, such as *M&W®*, *SMC™*, *Fuerst®*, *Triumph®*, *Mott®*, *Turner®*, and *Dandl®*. Management believes that the Company's trademarks are well known in its markets and are valuable and that their value is increasing with the development of its business. The Company actively protects its trademarks against infringement and believes it has applied for or registered its trademarks in the appropriate jurisdictions.

Environmental and Other Governmental Regulations

Like other manufacturers, the Company is subject to a broad range of federal, state, local and foreign laws and requirements, including those concerning air emissions, discharges into waterways, and the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste materials, as well as the remediation of contamination associated with releases of hazardous substances at the Company's facilities and offsite disposal locations, workplace safety and equal employment opportunities. These laws and regulations are constantly changing, and it is impossible to predict with accuracy the effect that changes to such laws and regulations may have on the Company in the future. Like other industrial concerns, the Company's manufacturing operations entail the risk of noncompliance, and there can be no assurance that the Company will not incur material costs or other liabilities as a result thereof.

The Company knows that its Indianola, Iowa property is contaminated with chromium which most likely resulted from chrome plating operations which were discontinued before the Company purchased the property. Chlorinated volatile organic compounds have also been detected in water samples on the property, though the source is unknown at this time. The Company voluntarily worked with an environmental consultant and the state of Iowa with respect to these issues and believes it completed its remediation program in June 2006. The work was accomplished within the Company's environmental liability reserve balance. We requested a "no further action" classification from the state. We received a conditional "no further action" letter in January of 2009. When we demonstrate stable or improving conditions below residential standards for a certain period of time by monitoring existing wells, an unconditional "no further action" letter will be requested.

On December 31, 2011, the Company had an environmental reserve in the amount of $1,185,000 related to the acquisition of *Gradall's* facility in New Philadelphia, Ohio. The reserve of $1,185,000, is for potential ground water contamination/remediation that was identified before the acquisition and believed to have been generated by a third party company located near the *Gradall* facility.

The Company knows that *Bush Hog's* main manufacturing property in Selma, Alabama was contaminated with chlorinated volatile organic compounds which most likely resulted from painting and cleaning operations during the 1960s and 1970s. The contaminated areas were primarily in the location of underground storage tanks and underneath the former waste storage area. Under the Asset Purchase Agreement, *Bush Hog's* prior owner agreed to and has removed the underground storage tanks at its cost and has remediated the identified contamination in accordance with the regulations of the Alabama Department of Environmental Management. An environmental consulting firm was retained by the prior owner and administered the cleanup and will monitor the site on an ongoing basis until the remediation program is complete and approved by the applicable authorities.

Certain other assets of the Company contain asbestos that may have to be remediated over time. The Company believes that any subsequent change in the liability associated with the asbestos removal will not have a material adverse effect on the Company's consolidated financial position or results of operations.

The Company is subject to various other federal, state, and local laws affecting its business, as well as a variety of regulations relating to such matters as working conditions, equal employment opportunities, and product safety. A variety of state laws regulate the Company's contractual relationships with its dealers, some of which impose restrictive standards on the relationship between the Company and its dealers, including events of default, grounds for termination, non-renewal of dealer contracts, and equipment repurchase requirements. The Company believes it is currently in material compliance with all such applicable laws and regulations.

Employees

As of December 31, 2011, the Company employed approximately 2,500 employees. In the U.S. the Company has collective bargaining agreements at the *Gradall* facility which cover 184 employees and will expire in March 9, 2014 and at the *Tenco* facility covering 61 employees which will expire on December 13, 2015. The SMC facility has a collective bargaining agreement covering its employees; however, due to the Company's announced plan to close the facility, this agreement will expire during the second quarter of 2012. The Company's European operations, *McConnel, Bomford*, *SMA*, *Forges Gorce, Faucheux, Rousseau* and *Rivard,* also have various collective bargaining agreements covering 863 employees. The Company considers its employee relations to be satisfactory.

Financial Information about Segments

See Note 15 of the accompanying consolidated financial statements.

International Operations and Geographic Information

See Note 16 of the accompanying consolidated financial statements.

Available Information

The Company files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information on the operation of the Public Reference Room. The SEC maintains a website that contains annual, quarterly and current reports, proxy and information statements and other information that issuers (including the Company) file electronically with the SEC. The SEC's website is **http:// www.sec.gov**.

The Company's website is **www.alamo-group.com**. The Company makes available free of charge through its website, via a link to the SEC's website at **www.sec.gov**, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The Company also makes available through its website, via a link to the SEC's website, statements of beneficial ownership of the Company's equity securities filed by its directors, officers, 10% or greater shareholders and others required to file under Section 16 of the Exchange Act.

The Company also makes available free of charge on its website its most recent annual report on Form 10-K, its quarterly reports on Form 10-Q for the current fiscal year, its most recent proxy statement and its most recent annual report to stockholders, although in some cases these documents are not available on our site as soon as they are available on the SEC's site. You will need to have on your computer the Adobe Acrobat Reader® software to view the documents, which are in PDF format. In addition, the Company posts on its website its Charters for its Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee, as well as its Corporate Governance Policies and its Code of Conduct and Ethics for its directors, officers and employees. You can obtain a written copy of these documents, excluding exhibits, at no cost, by sending your request to the Corporate Secretary, Alamo Group Inc., 1627 E. Walnut Street, Seguin, Texas 78155, which is the principal corporate office of the Company. The telephone number is (830) 379-1480 ext. 1670. The information on the Company's website is not incorporated by reference into this report.

Forward-Looking Information

Part I of this Annual Report on Form 10-K and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Part II of this Annual Report contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In addition, forward-looking statements may be made orally or in press releases, conferences, reports or otherwise, in the future by or on behalf of the Company.

Statements that are not historical are forward-looking. When used by us or on our behalf, the words "expect," "will," "estimate," "believe," "intend," "could," "should," "anticipate," "project," "forecast," "plan," "may" and similar expressions generally identify forward-looking statements made by us or on our behalf. Forward-looking statements involve risks and uncertainties. These uncertainties include factors that affect all businesses operating in a global market, as well as matters specific to the Company and the markets we serve. Certain particular risks and uncertainties that continually face us include the following:

- budget constraints and revenue shortfalls which could affect the purchases of our type of equipment by governmental customers and related contractors in both domestic and international markets;
- market acceptance of new and existing products;
- our ability to maintain good relations with our employees;
- our ability to hire and retain quality employees;
- changes in the prices of agricultural commodities, which could affect our customers' income levels; and
- impairment in the carrying value of goodwill.

In addition, we are subject to risks and uncertainties facing the industry in general, including the following:

- impact of tighter credit markets on the Company, its dealers and end-users;
- changes in business and political conditions and the economy in general in both domestic and international markets;

- increase in unfunded pension plan liability due to financial market deterioration;
- price and availability of critical raw materials, particularly steel and steel products;
- increased competition;
- our ability to develop and manufacture new and existing products profitably;
- adverse weather conditions such as droughts, floods, snowstorms, etc., which can affect the buying patterns of our customers and related contractors;
- increased costs of complying with new regulations;
- the potential effects on the buying habits of our customers due to animal disease outbreaks;
- adverse market conditions and credit constraints which could affect our customers and end-users, such as cutbacks on dealer stocking levels;
- changes in market demand;
- financial market changes including changes in interest rates and fluctuations in foreign exchange rates;
- the inability of our suppliers, customers, creditors, public utility providers and financial service organizations to deliver or provide their products or services to us;
- abnormal seasonal factors in our industry;
- unforeseen litigation;
- changes in domestic and foreign governmental policies and laws, including increased levels of government regulation and changes in agricultural policies;
- government actions, including budget levels, regulations and legislation, relating to the environment, commerce, infrastructure spending, health and safety;
- risk of governmental defaults and resulting impact on the global economy and particularly financial institutions; and
- amount of farm subsidies and farm payments.

We wish to caution readers not to place undue reliance on any forward-looking statement and to recognize that the statements are not predictions of actual future results. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described above and under "Risk Factors," as well as others not now anticipated. The foregoing statements are not exclusive and further information concerning us and our businesses, including factors that could potentially materially affect our financial results, may emerge from time to time. It is not possible for management to predict all risk factors or to assess the impact of such risk factors on the Company's businesses.

Executive Officers of the Company

Certain information is set forth below concerning the executive officers of the Company, each of whom has been elected to serve until the 2012 annual meeting of directors or until his successor is duly elected and qualified.

Name	Age	Position
Ronald A. Robinson	59	President and Chief Executive Officer
Dan E. Malone	51	Executive Vice President and Chief Financial Officer
Robert H. George	65	Vice President, Secretary and Treasurer
Richard J. Wehrle	55	Vice President and Controller
Donald C. Duncan	60	Vice President and General Counsel
Geoffrey Davies	64	Vice President, Alamo Group Inc. and Managing Director, Alamo Group (EUR) Ltd.
Richard D. Pummell	65	Vice President, Alamo Group Inc. and Executive Vice President Alamo Group (USA) Inc., Agricultural Division

Ronald A. Robinson was appointed President, Chief Executive Officer and a director of the Company on July 7, 1999. Mr. Robinson had previously been President of Svedala Industries, Inc., the U.S. subsidiary of Svedala Industries AB of Malmo, Sweden, a leading manufacturer of equipment and systems for the worldwide construction, mineral processing and materials handling industries. Mr. Robinson joined Svedala in 1992 when it acquired Denver Equipment Company of which he was Chairman and Chief Executive Officer.

Dan E. Malone was appointed Executive Vice President, Chief Financial Officer on January 15, 2007. Prior to joining the Company, Mr. Malone held the position of Executive Vice President, Chief Financial Officer & Corporate Secretary at Igloo Products Corporation, from 2002 to January 2007. Mr. Malone was Vice President and Chief Financial Officer of The York Group, Inc. from 2000 to 2002, and held various financial positions from 1987 to 2000 with Cooper Industries, Inc. and its various subsidiaries.

Robert H. George joined the Company in May 1987 as Vice President and Secretary/Treasurer and has served the Company in various executive capacities since that time. Prior to joining the Company, Mr. George was Senior Vice President of Frost National Bank from 1978 to 1987.

Richard J. Wehrle has been Vice President and Controller of the Company since May 2001. Prior to his appointment, Mr. Wehrle served in various accounting management capacities within the Company since 1988.

Donald C. Duncan has been General Counsel of the Company since January 2002 and was elected Vice President in February 2003. Prior to joining the Company, Mr. Duncan was counsel for various publicly held companies in Houston, Texas and most recently was Associate General Counsel for EGL, Inc. from 2000 to 2001 and Senior Counsel for Weatherford International Inc. from 1997 to 1999.

Geoffrey Davies, OBE and PhD, has been Managing Director of Alamo Group (EUR) Ltd. since December 1993 and was elected Vice President of the Company in February 2003. From 1988 to 1993, Dr. Davies served *McConnel* Ltd., a U.K. company acquired by Alamo Group in 1991, in various capacities including serving as its Marketing Director from February 1992 until December 1993.

Richard D. Pummell was elected Vice President of Alamo Group Inc. in November 2009. Mr. Pummell joined the Company in 2005 as Executive Vice President of Alamo Group (USA) Inc. and is in charge of the Agricultural Division. Prior to joining the Company, Mr. Pummell was Vice President for Global Supply and General Manager of Metso Minerals.

Item 1A. Risk Factors

You should carefully consider each of the risks described below, together with all of the other information contained in this Annual Report on Form 10-K, before making an investment decision with respect to the Company's securities. If any of the following risks develop into actual events, the Company's business, financial condition or results from operations could be materially and adversely affected and you could lose all or part of your investment.

Risks related to our business

Deterioration of industry conditions could harm our business, results of operations and financial condition.

Our business depends to a large extent upon the prospects for the mowing, right-of-way maintenance and agricultural markets in general. Future prospects of the industry depend largely on factors outside of our control. Any of those factors could adversely impact demand for our products, which could adversely impact our business, results of operations and financial condition. These factors include the following:

- weakness in worldwide economy;
- the price and availability of raw materials, purchased components and energy;
- budget constraints and revenue shortfalls for our governmental customers;
- changes in domestic and foreign governmental policies and laws, including increased levels of governmental regulation;
- the levels of interest rates;
- the value of the U.S. dollar relative to the foreign currencies in countries where we sell our products but don't have a manufacturing presence;
- impact of tighter credit markets on the Company, its dealers and end-users;
- impairment in the carrying value of goodwill; and
- increase in unfunded pension plan liability due to financial market deterioration.

In addition, our business is susceptible to a number of factors that specifically affect agricultural customer spending patterns, including the following:

- animal disease outbreaks, epidemics and crop pests;
- weather conditions, such as droughts, floods and snowstorms;
- changes in farm incomes;
- cattle and agricultural commodity prices;
- changes in governmental agricultural policies worldwide;
- the level of worldwide farm output and demand for farm products; and
- limits on agricultural imports.

A downturn in general economic conditions and outlook in the United States and around the world could adversely affect our net sales and earnings.

The strength and profitability of our business depends on the overall demand for our products and upon economic conditions and outlook, including but not limited to economic growth rates; consumer spending levels; financing availability, pricing and terms for our dealers and end-users; employment rates; interest rates; inflation; consumer confidence and general economic and political conditions and expectations in the United States and the other economies in which we conduct business. Slow or negative growth rates, inflationary pressures, higher commodity costs and energy prices, reduced credit availability or unfavorable credit terms for our dealers and end-user customers, increased unemployment rates, and continued recessionary economic conditions and outlook could cause consumers to continue to reduce spending, which may cause them to delay or forego purchases of our products and could have an adverse effect on our net sales and earnings.

We depend on governmental sales, and a decrease in such sales could adversely affect our business, results of operations and financial condition.

A substantial portion of our revenues is derived from sales to federal, state and local governmental entities both in the U.S. and in other countries in which we sell our products. These sales depend primarily on the levels of budgeted and appropriated expenditures for highway, airport, roadside and parks maintenance by various governmental entities and are affected by changes in local and national economic conditions.

Our dependence on, and the price and availability of, raw materials as well as purchased components may adversely affect our business, results of operations and financial condition.

We are subject to fluctuations in market prices for raw materials such as steel and energy. In addition, although most of the raw materials and purchased components we use are commercially available from a number of sources, we could experience disruptions in the availability of such materials. If we are unable to purchase materials we require or are unable to pass on price increases to our customers or otherwise reduce our cost of goods sold, our business, results of operations and financial condition may be adversely affected. In addition, higher energy costs may negatively affect spending by farmers, including their purchases of our products.

Impairment in the carrying value of goodwill could negatively impact our consolidated results of operations and net worth.

The Company estimates the fair value of its reporting units using a discounted cash flow analysis. This analysis requires the Company to make significant assumptions and estimates about the extent and timing of future cash flows, discount rates and growth rates. The cash flows are estimated over a significant future period of time, which makes those estimates and assumptions subject to an even higher degree of uncertainty. The Company also utilizes market valuation models and other financial ratios, which require the Company to make certain assumptions and estimates regarding the applicability of those models to its assets and businesses. As of December 31, 2011, goodwill was $31,751,000, which represents 8% of total assets.

The Company recognized goodwill impairment at two of its French operations, *SMA* and *Rousseau*, in the Company's European Division, of $1,898,000 in 2011 and no goodwill impairment in 2010. During the 2011 impairment analysis review, it was noted that even though the *Schwarze, Rivard and Faucheux* reporting units' fair value was above carrying value, it was not materially different. On December 31, 2011, there was approximately $6.8 million, $11.6 million and $0.6 million of goodwill related to the *Schwarze, Rivard and Faucheux* reporting units, respectively. These reporting units would most likely be affected by changes in the Company's assumptions and estimates. The calculation of fair value could increase or decrease depending on changes in the inputs and assumptions used, such as changes in the reporting unit's future growth rates, discount rates, etc.

We operate in a highly competitive industry, and some of our competitors and potential competitors have greater resources than we do.

Our products are sold in highly competitive markets throughout the world. We compete with several large national and international companies that offer a broad range of equipment and replacement parts that compete with our products; we also compete with numerous small, privately-held manufacturers and suppliers of a limited number of products, mainly on a regional basis. Some of our competitors are significantly larger than we are and have substantially greater financial and other resources at their disposal. We believe that we are able to compete successfully in our markets by, to some extent, avoiding direct competition with significantly larger potential competitors. There can be no assurance that our competitors will not substantially increase the resources devoted to the development and marketing of products competitive with our products or that new competitors with greater resources will not enter our markets. Any failure to effectively compete could have an adverse effect on our business, results of operations and financial condition.

We operate and source internationally, which exposes us to the political, economic and other risks of doing business abroad.

We have operations in a number of countries outside of the United States. Our international operations are subject to the risks normally associated with conducting business in foreign countries, including but not limited to the following:

- limitations on ownership and on repatriation of earnings;
- import and export restrictions, tariffs and quotas;
- additional expenses relating to the difficulties and costs of staffing and managing international operations;
- labor disputes and uncertain political and economic environments and the impact of foreign business cycles;
- changes in laws or policies;
- delays in obtaining or the inability to obtain necessary governmental permits;
- potentially adverse consequences resulting from the applicability of foreign tax laws;
- cultural differences;
- increased expenses due to inflation;
- weak economic conditions in foreign markets where our subsidiaries distribute their products;

- changes in currency exchange rates;
- disruptions in transportation and port authorities; and
- new regulations involving international freight shipments.

Our international operations may also be adversely affected by laws and policies of the United States and the other countries in which we operate affecting foreign trade, investment and taxation.

In addition, political developments and governmental regulations and policies in the countries in which we operate directly affect the demand for our products. For example, decreases or delays in farm subsidies to our agricultural customers, or changes in environmental policies aimed at limiting mowing activities, could adversely affect our business, results of operations and financial condition.

Our acquisition strategy may not be successful, which may adversely affect our business, results of operations and financial condition.

We intend to grow internally and through the acquisition of businesses and assets that will complement our current businesses. To date, a material portion of our growth has come through acquisitions. We cannot be certain that we will be able to identify attractive acquisition targets, obtain financing for acquisitions on satisfactory terms or successfully acquire identified targets. Competition for acquisition opportunities may also increase our costs of making acquisitions or prevent us from making certain acquisitions. These and other acquisition-related factors may adversely impact our business, results of operations and financial condition.

We may be unable to complete or integrate existing or future acquisitions effectively, and businesses we have acquired, or may acquire in the future, may not perform as expected.

We may not be successful in integrating acquired businesses into our existing operations and achieving projected synergies. We could face many risks in integrating acquired businesses, including but not limited to the following:

- we may incur substantial costs, delays or other operational or financial challenges in integrating acquired businesses, including integrating each company's accounting, information technology, human resource and other administrative systems to permit effective management;
- we may be unable to achieve expected cost reductions, to take advantage of cross-selling opportunities, or to eliminate redundant operations, facilities and systems;
- we may need to implement or improve controls, procedures and policies appropriate for a public company;
- acquisitions may divert our management's attention from the operation of our businesses;
- we may not be able to retain key personnel of acquired businesses;
- there may be cultural challenges associated with integrating management and employees from the acquired businesses into our organization; and
- we may encounter unanticipated events, circumstances or legal liabilities.

Our integration of acquired businesses requires significant efforts from the management of each entity, including coordinating existing business plans and research and development efforts. Integrating operations may distract management's attention from the day-to-day operation of the combined companies. Ultimately, our attempts to integrate the operations, technology and personnel of acquired businesses may not be successful. If we are unable to successfully integrate acquired businesses, our future results may be negatively impacted.

In addition, we may be adversely affected if businesses that we have acquired, or that we acquire in the future, do not perform as expected. An acquired business could perform below our expectations for a number of reasons, including legislative or regulatory changes that affect the areas in which the acquired business specializes, the loss of customers and dealers, general economic factors that directly affect the acquired business, and the cultural incompatibility of its management team. Any or all of these reasons could adversely affect our business, results of operation and financial condition.

The agricultural industry and the mowing and right of way maintenance industry are seasonal and are affected by the weather, and seasonal fluctuations may cause our results of operations and working capital to fluctuate from quarter to quarter.

In general, agricultural and governmental end-users typically purchase new equipment during the first and second calendar quarters. Other products such as street sweepers, excavators, snow blowers, front-end loaders and pothole patchers have different seasonal patterns, as do replacement parts in general. In attempting to achieve efficient utilization of manpower and facilities throughout the year, we estimate seasonal demand months in advance and manufacturing capacity is scheduled in anticipation of such demand. We utilize a rolling twelve-month sales forecast provided by our marketing divisions and order backlog in order to develop a production plan for our manufacturing facilities. In addition, many of our marketing departments attempt to equalize demand for their products throughout the calendar year by offering seasonal sales programs which may provide additional incentives, including discounts and extended payment terms, on equipment that is ordered during off-season periods. Because we spread our production and wholesale shipments throughout the year to take into account the factors described above, sales in any given period may not reflect the timing of dealer orders and retail demand.

Weather conditions and general economic conditions may affect the timing of purchases and actual industry conditions might differ from our forecasts. Consequently, sudden or significant declines in industry demand could adversely affect our working capital or results of operations.

If we do not retain key personnel and attract and retain other highly skilled employees, our business may suffer.

Our continued success will depend on, among other things, the efforts and skills of our executive officers, including our president and chief executive officer, and our ability to attract and retain additional highly qualified managerial, technical, manufacturing, and sales and marketing personnel. We do not maintain "key man" life insurance for any of our employees, and all of our senior management are employed at will. We cannot assure you that we will be able to attract and hire suitable replacements for any of our key employees. We believe the loss of a key executive officer or other key employee could have an adverse effect on our business, results of operations and financial condition.

We are subject on an ongoing basis to the risk of product liability claims and other litigation arising in the ordinary course of business.

Like other manufacturers, we are subject to various claims, including product liability claims, arising in the ordinary course of business, and we are a party to various legal proceedings that constitute routine litigation incidental to our business. We may be exposed to product liability claims in the event that the use of our products results, or is alleged to result, in bodily injury, property damage, or both. We cannot assure you that we will not experience any material product liability losses in the future or that we will not incur significant costs to defend such claims. While we currently have product liability insurance, we cannot assure you that our product liability insurance coverage will be adequate for any liabilities that may ultimately be incurred or that it will continue to be available on terms acceptable to us. A successful claim brought against us in excess of available insurance coverage or a requirement to participate in a product recall may have a materially adverse effect on our business.

We are subject to environmental, health and safety and employment laws and regulations and related compliance expenditures and liabilities.

Like other manufacturers, the Company is subject to a broad range of federal, state, local and foreign laws and requirements, including those concerning air emissions, discharges into waterways, and the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste materials, as well as the remediation of contamination associated with releases of hazardous substances at the Company's facilities and offsite disposal locations, workplace safety and equal employment opportunities. These laws and regulations are constantly changing, and it is impossible to predict with accuracy the effect that changes to such laws and regulations may have on the Company in the future. Like other industrial concerns, the Company's manufacturing operations entail the risk of noncompliance, and there can be no assurance that the Company will not incur material costs or other liabilities as a result thereof.

The Company knows that its Indianola, Iowa property is contaminated with chromium which most likely resulted from chrome plating operations which were discontinued before the Company purchased the property. Chlorinated volatile organic compounds have also been detected in water samples on the property, though the source is unknown at this time. The Company voluntarily worked with an environmental consultant and the state of Iowa with respect to these issues and believes it completed its remediation program in June 2006. The work was accomplished within the Company's environmental liability reserve balance. We requested a "no further action" classification from the state. We received a conditional "no further action" letter in January of 2009. When we demonstrate stable or improving conditions below residential standards for a certain period of time by monitoring existing wells, an unconditional "no further action" letter will be requested.

On December 31, 2011, the Company had an environmental reserve in the amount of $1,185,000 related to the acquisition of *Gradall's* facility in New Philadelphia, Ohio. The reserve of $1,185,000, is for potential ground water contamination/remediation that was identified before the acquisition and believed to have been generated by a third party company located near the *Gradall* facility.

The Company knows that *Bush Hog's* main manufacturing property in Selma, Alabama was contaminated with chlorinated volatile organic compounds which most likely resulted from painting and cleaning operations during the 1960s and 1970s. The contaminated areas were primarily in the location of underground storage tanks and underneath the former waste storage area. Under the Asset Purchase Agreement, *Bush Hog's* prior owner agreed to and has removed the underground storage tanks at its cost and has remediated the identified contamination in accordance with the regulations of the Alabama Department of Environmental Management. An environmental consulting firm was retained by the prior owner and administered the cleanup and will monitor the site on an ongoing basis until the remediation program is complete and approved by the applicable authorities.

Certain other assets of the Company contain asbestos that may have to be remediated over time. The Company believes that any subsequent change in the liability associated with the asbestos removal will not have a material adverse effect on the Company's consolidated financial position or results of operations.

The Company is subject to various other federal, state, and local laws affecting its business, as well as a variety of regulations relating to such matters as working conditions, equal employment opportunities, and product safety. A variety of state laws regulate the Company's contractual relationships with its dealers, some of which impose restrictive standards on the relationship between the Company and its dealers, including events of default, grounds for termination, non-renewal of dealer contracts, and equipment repurchase requirements. The Company believes it is currently in material compliance with all such applicable laws and regulations.

If we are unable to comply with the terms of our credit arrangements, especially the financial covenants, our credit arrangements could be terminated.

We cannot assure you that we will be able to comply with all of the terms of our credit arrangements, especially the financial covenants. Our ability to comply with such terms depends on the success of our business and our operating results. Various risks, uncertainties, and events beyond our control could affect our ability to comply with the terms of our credit arrangements. If we were out of compliance with any covenant required by our credit arrangements following any applicable cure periods, the banks could terminate their commitments unless we could negotiate a covenant waiver. The banks could condition such waiver on amendments to the terms of our credit arrangements that may be unfavorable to us, including a potential increase to the interest rate we currently pay on outstanding debt under our credit arrangements, which could adversely affect our operating results.

Fluctuations in currency exchange rates may adversely affect our financial results.

Our earnings are affected by fluctuations in the value of the U.S. dollar as compared to foreign currencies, predominantly in European countries, Canada and Australia, as a result of the sale of our products in international markets. While we do hedge against such fluctuations to an extent (primarily in the U.K. market), we cannot assure you that we will be able to effectively manage these risks. Significant long-term fluctuations in relative currency values, such as a devaluation of the Euro against the U.S. dollar, could have an adverse effect on our future results of operations or financial condition.

Risks related to investing in our common stock

Because the price of our common stock may fluctuate significantly and its trading volume has generally been low, it may be difficult for you to resell our common stock when desired or at attractive prices.

The trading price of our common stock has and may continue to fluctuate. The closing prices of our common stock on the New York Stock Exchange during 2011 ranged from $29.14 to $20.11 per share, and during 2010 from $27.82 to $17.02 per share. Our stock price may fluctuate in response to the risk factors set forth herein and to a number of events and factors, such as quarterly variations in operating and financial results, litigation, changes in financial estimates and recommendations by securities analysts, the operating and stock performance of other companies that investors may deem comparable to us, news reports relating to us or trends in our industry or general economic conditions. Furthermore, the trading volume of our common stock has generally been low, which may increase the volatility of the market price for our stock. The stock price volatility and low trading volume may make it difficult for you to resell your shares of our common stock when desired or at attractive prices.

You may experience dilution of your ownership interests due to the future issuance of additional shares of our common stock.

We may issue shares of our previously authorized and unissued securities which will result in the dilution of the ownership interests of our present stockholders. We are currently authorized to issue 20,000,000 shares of common stock. On December 31, 2011, 11,914,229 shares of our common stock were issued and outstanding, and there were outstanding options and restricted stock awards totalling an additional 490,280 shares of our common stock. We also have additional shares available for grant under our 2005 Incentive Stock Option Plan and our 2009 Equity Incentive Plan. Additional stock option or other compensation plans or amendments to existing plans for employees and directors may be adopted. Issuance of these shares of common stock may dilute the ownership interests of our then existing stockholders. We may also issue additional shares of our common stock in connection with the hiring of personnel, future acquisitions such as the 1,700,000 shares issued as consideration for the acquisition of *Bush Hog* in 2009, future private placements of our securities for capital raising purposes, or for other business purposes. This would further dilute the interests of our existing stockholders.

Future sales, or the possibility of future sales, of a substantial amount of our common stock may depress the price of the shares of our common stock.

Future sales, or the availability for sale in the public market, of substantial amounts of our common stock could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of equity securities. If we or our existing stockholders sell substantial amounts of our common stock in the public market, or if there is a perception that these sales may occur, the market price of our common stock could decline.

There is no assurance that we will continue declaring dividends or have the available cash to make dividend payments.

Although we have paid a cash dividend of $0.06 per share in each quarter since the third quarter of 1999, there can be no assurance that we will continue to declare dividends or that funds will continue to be available for this purpose in the future. The declaration and payment of dividends are restricted by the terms of our amended and restated revolving credit agreement and are subject to the discretion of our Board of Directors, are not cumulative, and will depend upon our profitability, financial condition, capital needs, future prospects, and other factors deemed relevant by our Board of Directors.

Provisions of our corporate documents may have anti-takeover effects that could prevent a change in control.

Provisions of our charter, bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include supermajority voting requirements, prohibiting the stockholder from calling stockholder meetings, removal of directors for cause only and prohibiting shareholder actions by written consent. Our Certificate of Incorporation and By-laws state that any amendment to certain provisions, including those provisions regarding the removal of directors and limitations on action by written consent discussed above, be approved by the holders of at least two-thirds of our common stock. We are also afforded the protections of Section 203 of the Delaware General Corporation Law, which would prevent us from engaging in a business combination with a person who becomes a 15% or greater shareholder for a period of three years from the date such person acquired such status unless certain board or shareholder approvals were obtained.

Certain stockholders own a significant amount of our common stock, and their interests may conflict with those of our other stockholders.

As of December 31, 2011, Capital Southwest Corporation, and its subsidiary Capital Southwest Venture Corporation, beneficially owned approximately 24% of our outstanding common stock, and three other investors – Duroc LLC, Dimensional Fund Advisors LP and Third Avenue Management LLC – beneficially own approximately 29% of our outstanding common stock. As a result, either Capital Southwest or the other major stockholders combined could be able (1) to significantly influence the direction of the Company, the election of our Board of Directors and the outcome of any other matter requiring stockholder approval, including mergers, consolidations and the sale of all or substantially all of our assets, and (2) together with holders of beneficially owned shares, to prevent or cause a change in control of the Company. Also, pursuant to contractual obligations, each of Capital Southwest Venture Corporation, Capital Southwest Corporation and Duroc LLC is entitled to certain rights with respect to the registration of the common stock owned by them under the Securities Act. The interests of Capital Southwest and other major stockholders may conflict with the interests of our other stockholders.

Item 1B. Unresolved Staff Comments

The Company has no unresolved staff comments to report pursuant to Item 1B.

Item 2. Properties

As of December 31, 2011, the Company utilized nine principal manufacturing plants located in the United States, six in Europe, two in Canada, and one in Australia. The facilities are listed below:

Facility	Square Footage		Principal Types of Products Manufactured And Assembled
Selma, Alabama	767,700	Owned	Mechanical Rotary mowers, finishing mowers, zero turn radius mowers, backhoes, front-end loaders for *Bush Hog*
New Philadelphia, Ohio	430,000	Owned	Telescopic Excavators for *Gradall* and Vacuum Trucks for *VacAll*
Gibson City, Illinois	275,000	Owned	Mechanical Mowers, Blades, Post Hole Diggers, Deep Tillage Equipment, Front-end Loaders and Backhoes and other implements for, Rhino, Bush Hog and OEM's
Seguin, Texas	230,000	Owned	Hydraulic and Mechanical Rotary and Flail Mowers, Sickle-Bar Mowers, and Boom-Mounted Equipment for *Alamo Industrial*
Indianola, Iowa	200,000	Owned	Distribution and Manufacturing of Aftermarket Farm Equipment Replacement and Wear Parts for *Herschel/Valu-Bilt*
Neuville, France	195,000	Leased	Hydraulic and Mechanical Boom-Mounted Hedge and Grass Cutters for *Rousseau* and *SMA*
Ludlow, England	160,000	Owned	Hydraulic Boom-Mounted Hedge and Grass Cutters and other Equipment for *McConnel* and *Twose*
Chartres, France	136,000	Owned	Front-end Loaders, Backhoes and Attachments for *Faucheux* and *McConnel*
Huntsville, Alabama	136,000	Owned	Air and Mechanical Sweeping Equipment for *Schwarze*
Salford Priors, England	106,000	Owned	Tractor-Mounted Power Arm Flails and other Equipment for *Bomford* and *Twose* and *Spearhead*
St. Valerien, Quebec, Canada	100,000	Owned	Snow and Ice Removal Equipment for *Tenco*
Daumeray, France	100,000	Leased	Vacuum trucks, high-pressure cleaning systems and trenchers for *Rivard*
Leavenworth, Kansas	70,000	Owned	Snow Plows and Heavy-duty Snow Removal Equipment for *Henke*
Sioux Falls, South Dakota	66,000	Owned	Hydraulic and Mechanical Mowing Equipment for *Tiger*
Englefeld, Saskatchewan, Canada	64,000	Owned	Mechanical Rotary Mowers, Snow Blowers, and Rock Removal Equipment for *Schulte*
Kent, Washington	42,800	Leased	Truck-Mounted Sweeping Equipment for the contractor market branded *Nite-Hawk*
Peschadoires, France	22,000	Owned	Replacement Parts for Blades, Knives and Shackles for *Forges Gorce*
Ipswich, Australia	15,000	Leased	Air and Mechanical Sweeping Equipment for *Schwarze*
Installation Facilities, Warehouses & Sales	100,000	Owned / Leased	Services Parts Distribution, Installation Facilities and Sales Office
Offices, Seguin, Texas	10,400	Owned	Corporate Office
Total	3,225,900		

Approximately 95% of the manufacturing, warehouse and office space is owned. During the fourth quarter of 2011, the Company announced its plans to close the *SMC* manufacturing facility located in Sioux Falls, South Dakota, and consolidate the operations into the Company's Gibson City, Illinois facility. The Company is reviewing its options for the sale of the *SMC* plant and anticipates a gain on the sale of the facility when it occurs. The Company considers each of its facilities to be well maintained, in good operating condition and adequate for its present level of operations. The company has various warehouse locations in North America totaling 28,000 sq. ft. that are for sale or lease.

Item 3. Legal Proceedings

Like other manufacturers, the Company is subject to a broad range of federal, state, local and foreign laws and requirements, including those concerning air emissions, discharges into waterways, and the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste materials, as well as the remediation of contamination associated with releases of hazardous substances at the Company's facilities and offsite disposal locations, workplace safety and equal employment opportunities. These laws and regulations are constantly changing, and it is impossible to predict with accuracy the effect that changes to such laws and regulations may have on the Company in the future. Like other industrial concerns, the Company's manufacturing operations entail the risk of noncompliance, and there can be no assurance that the Company will not incur material costs or other liabilities as a result thereof.

The Company knows that its Indianola, Iowa property is contaminated with chromium which most likely resulted from chrome plating operations which were discontinued before the Company purchased the property. Chlorinated volatile organic compounds have also been detected in water samples on the property, though the source is unknown at this time. The Company voluntarily worked with an environmental consultant and the state of Iowa with respect to these issues and believes it completed its remediation program in June 2006. The work was accomplished within the Company's environmental liability reserve balance. We requested a "no further action" classification from the state. We received a conditional "no further action" letter in January of 2009. When we demonstrate stable or improving conditions below residential standards for a certain period of time by monitoring existing wells, an unconditional "no further action" letter will be requested.

On December 31, 2011, the Company had an environmental reserve in the amount of $1,185,000 related to the acquisition of *Gradall's* facility in New Philadelphia, Ohio. The reserve of $1,185,000, is for potential ground water contamination/remediation that was identified before the acquisition and believed to have been generated by a third party company located near the *Gradall* facility.

The Company knows that *Bush Hog's* main manufacturing property in Selma, Alabama was contaminated with chlorinated volatile organic compounds which most likely resulted from painting and cleaning operations during the 1960s and 1970s. The contaminated areas were primarily in the location of underground storage tanks and underneath the former waste storage area. Under the Asset Purchase Agreement, *Bush Hog's* prior owner agreed to and has removed the underground storage tanks at its cost and has remediated the identified contamination in accordance with the regulations of the Alabama Department of Environmental Management. An environmental consulting firm was retained by the prior owner and administered the cleanup and will monitor the site on an ongoing basis until the remediation program is complete and approved by the applicable authorities.

Certain other assets of the Company contain asbestos that may have to be remediated over time. The Company believes that any subsequent change in the liability associated with the asbestos removal will not have a material adverse effect on the Company's consolidated financial position or results of operations.

The Company is subject to various other federal, state, and local laws affecting its business, as well as a variety of regulations relating to such matters as working conditions, equal employment opportunities, and product safety. A variety of state laws regulate the Company's contractual relationships with its dealers, some of which impose restrictive standards on the relationship between the Company and its dealers, including events of default, grounds for termination, non-renewal of dealer contracts, and equipment repurchase requirements. The Company believes it is currently in material compliance with all such applicable laws and regulations.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock trades on the New York Stock Exchange under the symbol: ALG. On February 28, 2012, there were 11,917,379 shares of common stock outstanding, held by approximately 93 holders of record, but the total number of beneficial owners of the Company's common stock exceeds this number. On February 28, 2012, the closing price of the common stock on the New York Stock Exchange was $27.27 per share.

The following table sets forth, for the period indicated, on a per share basis, the range of high and low sales prices for the Company's common stock as quoted by the New York Stock Exchange. These price quotations reflect inter-dealer prices, without adjustment for retail markups, markdowns or commissions, and may not necessarily represent actual transactions.

2011			
Quarter Ended	Sales Price High	Sales Price Low	Cash Dividends Declared
March 31, 2011	$ 29.27	$ 25.32	$.06
June 30, 2011	28.87	21.09	.06
September 30, 2011	25.05	20.35	.06
December 31, 2011	29.20	19.71	.06

2010			
Quarter Ended	Sales Price High	Sales Price Low	Cash Dividends Declared
March 31, 2010	$ 20.36	$ 16.62	$.06
June 30, 2010	27.00	19.58	.06
September 30, 2010	25.41	18.68	.06
December 31, 2010	28.19	21.55	.06

On January 4, 2012, the Board of Directors of the Company declared a quarterly dividend of $.06 per share which was paid on February 1, 2012, to holders of record as of January 18, 2012. The Company expects to continue its policy of paying regular cash dividends, although there is no assurance as to future dividends as they depend on future earnings, capital requirements and financial conditions. In addition, the payment of dividends is subject to restrictions under the Company's bank revolving credit agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" in Item 7 of Part II of this Annual Report on Form 10-K for a further description of the bank revolving credit agreement.

The Company was authorized by its Board of Directors in 1997 to repurchase up to 1,000,000 shares of the Company's common stock to be funded through working capital and credit facility borrowings. There were no shares repurchased in 2010 or in 2011. The authorization to repurchase up to 1,000,000 shares remains available, less 42,600 shares previously purchased.

Information relating to compensation plans under which equity securities of the Company are authorized for issuance is set forth in Part III, Item 11 of this Annual Report on Form 10-K.

Stock Price Performance Graph

The information contained in this Stock Performance Graph section shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act except to the extent that Alamo Group Inc. specifically incorporates it by reference into a document filed under the Securities Act or the Exchange Act.

The following graph and table set forth the cumulative total return to the Company's stockholders of our Common Stock during a five-year period ended December 31, 2011, as well as the performance of an overall stock market index (the S&P 500 Index) and the Company's selected peer group index (the Russell 2000 Index).

The Company believes a representative industry peer group of companies with a similar business segment profile does not exist. The SEC has indicated that companies may use a base other than industry or line of business for determining its peer group index, such as an index of companies with similar market capitalization. Accordingly, the Company has selected the Russell 2000 Index, a widely used small market capitalization index, to use as a representative peer group.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Alamo Group Inc., the S&P 500 Index, and the Russell 2000 Index



$140
$120
$100
$80
$60
$40
$20
$0
12/06
12/07
12/08
12/09
12/10
12/11
Alamo Group Inc.
S&P 500
Russell 2000

*$100 invested on 12/31/06 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/06	12/07	12/08	12/09	12/10	12/11
Alamo Group Inc.	100.00	78.00	65.19	76.20	124.99	122.17
S&P 500	100.00	105.49	66.46	84.05	96.71	98.75
Russell 2000	100.00	98.43	65.18	82.89	105.14	100.75

Item 6. Selected Financial Data

The following selected financial data is derived from the consolidated financial statements of Alamo Group Inc. and its subsidiaries. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

	Fiscal Year Ended December 31, [1]				
(in thousands, except per share amounts)	2011	2010	2009	2008	2007
Operations:					
Net sales	$ 603,593	$ 538,548	$ 454,825	$ 557,135	$ 504,386
Income before income taxes	47,257	29,032	31,106	17,226	18,035
Net income	32,070	21,117	18,633	10,999	12,365
Percent of sales	5.3 %	3.9 %	4.1 %	2.0 %	2.5 %
Earnings per share					
Basic	2.71	1.79	1.80	1.12	1.26
Diluted	2.68	1.79	1.80	1.11	1.24
Dividends per share	0.24	0.24	0.24	0.24	0.24
Average common shares					
Basic	11,848	11,782	10,330	9,847	9,781
Diluted	11,966	11,893	10,363	9,950	9,953
Financial Position:					
Total assets	$ 380,935	$ 370,983	$ 379,957	$ 386,132	$ 350,630
Short-term debt and current maturities	1,190	2,319	5,453	4,186	3,368
Long-term debt, excluding current maturities	8,621	23,106	44,336	99,884	78,527
Stockholders' equity	$ 276,658	$ 253,260	$ 236,919	$ 184,312	$ 198,698

[1] Includes the results of operations of companies acquired from the effective dates of acquisitions.

Item 7. Management's Discussion and Analysis of Financial Condition And Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements of the Company and the notes thereto included elsewhere in this Annual Report on Form 10-K.

The following tables set forth, for the periods indicated, certain financial data:

	Fiscal Year Ended December 31,		
Net sales (data in thousands):	2011	2010	2009
North American			
Industrial	$ 229,594	$ 196,783	$ 177,593
Agricultural	203,993	181,349	95,188
European	170,006	160,416	182,044
Total net sales	$ 603,593	$ 538,548	$ 454,825

Cost and profit margins, as percentages of net sales:

	2011	2010	2009
Cost of sales	77.6 %	78.3 %	79.2 %
Gross profit	22.4 %	21.7 %	20.8 %
Selling, general and administrative expenses	15.3 %	16.0 %	16.7 %
Income from operations	8.0 %	5.7 %	7.6 %
Income before income taxes	7.8 %	5.4 %	6.8 %
Net income	5.3 %	3.9 %	4.1 %

Results of Operations

Fiscal 2011 compared to Fiscal 2010

The Company's net sales in the fiscal year ended December 31, 2011 ("2011") were $603,593,000, an increase of $65,045,000 or 12.1% compared to $538,548,000 for the fiscal year ended December 31, 2010 ("2010"). The increase was from improved unit sales in the North American Agricultural and Industrial segments along with higher sales of replacement parts world wide. The Company's sales for 2011 were also augmented by the acquisition of *Tenco*.

North American Industrial sales (net) were $229,594,000 in 2011 compared to $196,783,000 in 2010, an increase of $32,811,000 or 16.7%. The increase was mainly due to improved sales of the excavator, sweeper and mowing equipment products. While governmental spending continued to be affected by budget shortfalls, the Division experienced solid growth. The acquisition of *Tenco* on October 18, 2011 added $6,950,000 in sales.

North American Agricultural sales (net) were $203,993,000 in 2011 compared to $181,349,000 in 2010, representing an increase of $22,644,000 or 12.5%. The increase was from improved global agricultural market conditions and increased shipments of 2010 pre-season orders. Favorable commodity prices and higher farm income helped support higher sales for both *Bush Hog* and *Rhino* products.

European sales (net) increased $9,590,000 or 6.0% to $170,006,000 in 2011 compared to $160,416,000 in 2010. This increase was mainly from favorable exchange rates compared to 2010. Sales were impacted by weak economic conditions and budget constraints in governmental spending throughout the European economy.

Gross margins for 2011 were $135,085,000 (22.4% of net sales) compared to $116,914,000 (21.7% of net sales) in 2010, an increase of $18,171,000. The increase was from improved sales in all of the Company's segments and reflected higher margins as well as improved margin percentages. Gross margin percentages also improved over last year as a result of continued improvements from efficiency initiatives which helped lower manufacturing costs.

Selling, general and administrative expenses ("SG&A") were $92,347,000 (15.3% of net sales) in 2011 compared to $86,041,000 (16.0% of net sales) in 2010. The increase of $6,306,000 in SG&A in 2011 was mainly from more sales commissions on increased sales, $596,000 in legal fees from the acquisition of *Tenco*, and $475,000 in expense relating to the supplemental retirement plan that was adopted on January 3, 2011. *Tenco* operations added $873,000 in SG&A expenses for 2011.

The Company recorded a $7,745,000 gain on bargain purchase during the fourth quarter of 2011 relating to the acquisition of *Tenco*. The purchase price consideration was approximately $5,933,000 plus the assumption of certain specified liabilities and other considerations.

Goodwill impairment for 2011 was a non-cash charge of $1,898,000 compared to none in 2010. In 2011, the Company wrote off all of the goodwill pertaining to two of its French companies, *SMA* and *Rousseau* in its European Division, after performing its required impairment test review.

Interest expense for 2011 was $2,422,000 compared to $3,664,000 in 2010, a $1,242,000 or a 33.9% decrease. The decrease came from lower interest rates in 2011 compared to 2010 despite higher borrowing due to increased working capital requirements.

Other income, net was $848,000 during 2011 compared to income of $290,000 in 2010. The gains in both 2011 and 2010 are entirely from changes in exchange rates.

Provision for Income Taxes was $15,187,000 (32.1% of income before income taxes) for 2011 compared to $7,915,000 (27.3% of income before income taxes) in 2010. Included in the 2010 tax provision is an $898,000 tax credit related to prior years' research and development expenses.

Net Income for 2011 was $32,070,000 compared to $21,117,000 in 2010 due to the factors described above.

Fiscal 2010 compared to Fiscal 2009

The Company's net sales in the fiscal year ended December 31, 2010 ("2010") were $538,548,000, an increase of $83,723,000 or 18.4% compared to $454,825,000 for the fiscal year ended December 31, 2009 ("2009"). The increase was primarily due to the inclusion of a full year of the results of Bush Hog which was acquired in October 2009.

North American Industrial sales (net) were $196,783,000 in 2010 compared to $177,593,000 in 2009, an increase of $19,190,000 or 10.8%. The increase resulted from higher sales of replacement parts and, to a lesser extent, a slight improvement in sales of excavator, vacuum truck, sweeper and mowing equipment products. Governmental entities continue to be affected by budget constraints and revenue shortfalls. Compared to 2009, sales to state agencies remained steadier than those to cities and counties.

North American Agricultural sales (net) were $181,349,000 in 2010 compared to $95,188,000 in 2009, representing an increase of $86,161,000 or 90.5%. The increase was primarily due to the acquisition of *Bush Hog,* which contributed $78,030,000 of the increase. The agricultural market was soft during the first six months of 2010 due to the weakness in the overall economy, leading to dealer reluctance to stock farm equipment. During the third quarter of 2010, market conditions reflected some improvement due to increases in commodity prices and growth in farm income.

European sales (net) decreased $21,628,000 or 11.9% to $160,416,000 in 2010 compared to $182,044,000 in 2009. This decrease was mainly due to soft market conditions caused by the slowdown in the European economy. Specifically, our U.K. units held up better than our French operations, which were responsible for the majority of the decrease. The agricultural market in Europe showed more improvement in 2010 than the governmental market. The European sales in 2010 had a lagging effect from what we saw in the Company's North American markets.

Gross margins for 2010 were $116,914,000 (21.7% of net sales) compared to $94,561,000 (20.8% of net sales) in 2009, an increase of $22,353,000. The majority of the increase was due to the acquisition of *Bush Hog*, which accounts for $20,271,000 of the increase. Increases in the Company's replacement part business supported higher margins as well as improved margin percentages. Margin percentages also improved over 2009 as a result of ongoing cost savings initiatives which helped lower manufacturing costs.

Selling, general and administrative expenses ("SG&A") were $86,041,000 (16.0% of net sales) in 2010 compared to $76,100,000 (16.7% of net sales) in 2009. The increase of $9,941,000 in SG&A in 2010 was due to the acquisition of Bush Hog which added a net increase of $11,799,000. Without Bush Hog expenses in 2010 and 2009 along with acquisition costs related to *Bush Hog* in 2009, SG&A expenses were relatively flat year over year.

The Company recorded a $27,689,000 bargain purchase gain during the fourth quarter of 2009 which has since been adjusted to $30,177,000 as a result of retrospective adjustments to the fair value of assets acquired and liabilities assumed since the date of acquisition. The purchase price consideration was 1,700,000 unregistered shares of Alamo Group stock at a closing price of $16.09 per share plus the assumption of certain liabilities and other considerations.

There was no goodwill impairment for 2010 compared to non-cash $14,104,000 impairment in 2009. In 2009, the Company wrote off the goodwill at *Gradall/VacAll* and just over 75% of the goodwill at *Nite-Hawk* in its Industrial Division after performing its required impairment test.

Interest expense for 2010 was $3,664,000 compared to $4,766,000 in 2009, a $1,102,000 or a 23.1% decrease. The decrease was due to reduced borrowings in 2010 compared to 2009. The 2010 interest expense includes $375,000 in amortization of bank fees from the amendment to the Company's revolving credit agreement in November 2009. In 2009, the Company amortized $63,000 in bank fees relating to the same amendment.

Other income, net was $290,000 during 2010 compared to income of $625,000 in 2009. The gains in both 2010 and 2009 are entirely from changes in exchange rates.

Provision for Income Taxes was $7,915,000 (27.3% of income before income taxes) for 2010 compared to $12,473,000 (40.1% of income before income taxes) in 2009. Included in the 2010 tax provision is an $898,000 tax credit related to prior years' research and development expenses. The increase in the effective tax rate for 2009 was from increased state taxes in the United States and from the non-deductible tax write-off of goodwill in the Industrial Division.

Net Income for 2010 was $21,117,000 compared to $18,633,000 in 2009 due to the factors described above.

Liquidity and Capital Resources

In addition to normal operating expenses, the Company has ongoing cash requirements which are necessary to conduct the Company's business, including inventory purchases and capital expenditures. The Company's inventory and accounts payable levels, particularly in its North American Agricultural Division, build in the first quarter and early spring and, to a lesser extent, in the fourth quarter in anticipation of the spring and fall selling seasons. Accounts receivable historically build in the first and fourth quarters of each year as a result of pre-season sales. These sales help balance the Company's production during the first and fourth quarters. Some of the Company's recent acquisitions which are not involved in vegetation maintenance have helped to soften this seasonality pattern.

As of December 31, 2011, the Company had working capital of $200,430,000, which represents an increase of $14,559,000 from working capital of $185,871,000 as of December 31, 2010. The increase in working capital was primarily from higher accounts receivable and inventory in the Company's North American operations and to a lesser extent from the acquisition of *Tenco*.

Capital expenditures were $6,369,000 for 2011, compared to $4,980,000 for 2010. For 2012, capital expenditures are expected to be higher compared to 2011 levels. The Company expects to fund capital expenditures from operating cash flows or through its revolving credit facility, described below.

The Company was authorized by its Board of Directors in 1997 to repurchase up to 1,000,000 shares of the Company's common stock to be funded through working capital and credit facility borrowings. There were no shares repurchased in 2010 or in 2011. The authorization to repurchase up to 1,000,000 shares remains available less 42,600 shares previously purchased.

During the fourth quarter of 2011, the Company announced its plans to close the *SMC* manufacturing facility located in Sioux Falls, South Dakota, and consolidate the operations into the Company's Gibson City, Illinois facility. The closure resulted in a pre-tax charge of $867,000 in redundancy costs. The Company is reviewing its options for the sale of the *SMC* plant and anticipates a gain on the sale of the facility when it occurs.

Net cash provided by operating activities was $10,915,000 for 2011, compared to $41,877,000 for 2010. The decrease of cash from operating activities resulted primarily from increased inventory levels, specifically in the Company's North American operations, due to higher working capital requirements.

Net cash used by financing activities was $19,071,000 for 2011, compared to net cash used of $26,013,000 for 2010. The decrease in financing activities in 2011 was from repayments of amounts borrowed from our bank credit facility due to cash provided by operating activities.

On November 6, 2009, the Company entered into the Seventh Amendment of the Amended and Restated Revolving Credit Agreement with Bank of America, N.A., Wells Fargo Bank, N.A., BBVA Compass Bank, and Rabobank, as its lenders. The revolving credit line remained at $125.0 million. The purpose of the amendment was to add *Bush Hog* as a member of the Obligated Group and pledge a first priority security interest in certain U.S. assets (accounts receivable, inventory, equipment, trademarks and trade names) of the Borrower and each member of the Obligated Group.

On March 28, 2011, the Company entered into the Eighth Amendment of Amended and Restated Revolving Credit Agreement (the "Eighth Credit Agreement Amendment"), by and among the Company, the lenders party thereto and Bank of America, N.A. as administrative agent. The Eighth Credit Agreement Amendment amends certain provisions of the Company's existing credit facility to, among other things, (i) release the previously pledged security interest in certain assets of the Company and its specified subsidiaries which secured any indebtedness under the existing credit facility, (ii) extend the termination date of the Company's credit facility to March 28, 2016, (iii) reduce the aggregate commitments to $100,000,000, (iv) provide the Company the option to request an increase in aggregate commitments under the existing credit facility of up to $50,000,000, subject to the conditions set forth therein (v) lower the applicable leverage ratio, subject to certain exceptions and conditions, (vi) modify the limitation on capital expenditure, (vii) modify the limitation on other indebtedness and (viii) decrease the applicable interest margin for specified advances.

As of December 31, 2011, there was $7,000,000 borrowed under the revolving credit facility. On December 31, 2011, $1,095,000 of the revolver capacity was committed to irrevocable standby letters of credit issued in the ordinary course of business as required by vendors' contracts resulting in approximately $92,000,000 in available borrowings.

On May 13, 2008, Alamo Group Europe Ltd. expanded its overdraft facility with Lloyd's TSB Bank plc from £1.0 million to £5.5 million. The facility was renewed effective October 29, 2011 and any outstanding balance would bear interest at Lloyd's Base Rate plus 1.4% per annum. The facility is unsecured but guaranteed by the U.K. subsidiaries of Alamo Group Europe Ltd. As of December 31, 2011, there were no outstanding balances in British pounds borrowed against the U.K. overdraft facility.

There are additional lines of credit: for the Company's French operations in the amount of 6,200,000 Euros, which includes the *Rivard* credit facilities; for our Canadian operation in the amount of 3,500,000 Canadian dollars; and for our Australian operation in the amount of 800,000 Australian dollars. As of December 31, 2011, 181,000 Euros were borrowed against the French line of credit; no Canadian dollars were outstanding on the Canadian line of credit; and 350,000 Australian dollars were outstanding under its facility. The Canadian and Australian revolving credit facilities are guaranteed by the Company.

As of December 31, 2011, the Company is in compliance with the terms and conditions of its credit facilities.

Management believes the bank credit facilities and the Company's ability to internally generate funds from operations should be sufficient to meet the Company's cash requirements for the foreseeable future. However, the challenges affecting the banking industry and credit markets in general can potentially cause changes to credit availability which creates a level of uncertainty.

Inflation

The Company believes that inflation generally has not had a material impact on its operations or liquidity. The Company is exposed to the risk that the price of energy, steel and other purchased components may increase and the Company may not be able to increase the price of its products correspondingly. If this occurs, the Company's results of operations would be adversely impacted.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued a new accounting standard update, which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. We will adopt this standard in the first quarter of 2012 and we do not expect the adoption will have a material impact on our financial statements and disclosures.

In June 2011, the FASB issued a new accounting standard, which eliminates the current option to report other comprehensive income and its components in the statement of stockholders' equity. Instead, an entity will be required to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The standard is effective for fiscal years beginning after December 15, 2011. We will adopt this standard in the first quarter of 2012.

In September 2011, the FASB issued a revised accounting standard, which is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a "qualitative" assessment to determine whether further impairment testing is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. We have elected to adopt this guidance for the year ended December 31, 2011 and the guidance did not have a material impact on our financial statements.

Off-Balance Sheet Arrangements

The Company does not have any obligation, under any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the Company is a party, that has or is reasonably likely to have an effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual and Other Obligations

The following table shows the Company's approximate obligations and commitments to make future payments under contractual obligations as of December 31, 2011:

(in thousands)		Payment due by period			
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt obligations	$ 2,165	$ 933	$ 446	$ 475	$ 311
Capital lease obligations	646	257	381	8	—
Interest obligations	1,392	334	550	498	10
Operating lease obligations	3,077	1,268	1,440	369	—
Purchase obligations	80,918	80,918	—	—	—
Total	$ 88,198	$ 83,710	$ 2,817	$ 1,350	$ 321

Definitions:

(A) *Long-term debt obligation* means a principal payment obligation under long-term borrowings.

(B) *Capital lease obligation* means a principal payment obligation under a lease classified as a capital lease.

(C) *Interest obligation* represents interest due on long-term debt and capital lease obligations. Interest on long-term debt assumes all floating rates of interest remain the same as those in effect at December 31, 2011 and include the effect of the Company's interest rate derivative arrangements on future cash payments for the remaining period of those derivatives.

(D) *Operating lease obligation* means a payment obligation under a lease classified as an operating lease.

(E) *Purchase obligation* means an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.

Critical Accounting Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical Accounting Policies

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Management believes the following critical accounting policies reflect its more significant estimates and assumptions used in the preparation of the Consolidated Financial Statements. For further information on the critical accounting policies, see Note 1 of our Notes to Consolidated Financial Statements.

Allowance *for Doubtful Accounts*

The Company evaluates the collectability of its accounts receivable based on a combination of factors. In circumstances where it is aware of a specific customer's inability to meet its financial obligations, the Company records a specific reserve to reduce the amounts recorded to what it believes will be collected. For all other customers, it recognizes reserves for bad debt based on historical experience of bad debts as a percent of revenues for each business unit, adjusted for relative improvements or deteriorations in the aging and changes in current economic conditions.

The Company evaluates all receivables that are over 60 days old and will reserve specifically on a 90-day basis. The Company has a secured interest on most of its wholegoods that each customer purchases. This allows the Company, in times of a difficult economy when the customer is unable to pay or has filed for bankruptcy (usually

Chapter 11), to repossess the customer's inventory. This also allows Alamo Group to maintain only a reserve over its cost, which usually represents the margin on the original sales price.

The allowance for doubtful accounts balance was $3,215,000 on December 31, 2011, and $2,852,000 on December 31, 2010. The increase was mainly from the Company's Industrial and European operations.

Sales Discounts

On December 31, 2011, the Company had $14,567,000 in reserves for sales discounts compared to $11,903,000 on December 31, 2010 on product shipped to our customers under various promotional programs. The increase was due primarily to increased sales volume of the Company's agricultural products during the pre-season, which runs during the third and fourth quarters of each year with orders shipped through the second quarter of 2012. The Company reviews the reserve quarterly based on analysis made on each program outstanding at the time.

The Company bases its reserves on historical data relating to discounts taken by the customer under each program. Historically, between 85% and 95% of the Company's customers who qualify for each program actually take the discount that is available.

Inventories – Obsolete and Slow Moving

The Company had a reserve of $7,630,000 on December 31, 2011 and $7,506,000 on December 31, 2010 to cover obsolete and slow moving inventory. The increase in the reserve was mainly from the Company's U.S. operations. The obsolete and slow moving inventory policy states that the reserve is to be calculated as follows: 1) inventory with no usage over a three-year period is deemed obsolete and reserved at 100 percent; and 2) slow moving inventory with little usage requires a 100 percent reserve on items that have a quantity greater than a three-year supply. There are exceptions to the obsolete and slow moving classifications if approved by an officer of the Company, based on specific identification of an item or items that are deemed to be either included or excluded from this classification. In cases where there is no historical data, management makes a judgment based on a specific review of the inventory in question to determine what reserves, if any, are appropriate. New products or parts are generally excluded from the reserve policy until a three-year history has been established.

The reserve is reviewed and, if necessary, adjustments are made on a quarterly basis. The Company relies on historical information when available to support its reserve. The Company does not adjust the reserve balance until the inventory is liquidated.

Warranty

The Company's warranty policy is generally to provide its customers warranty for up to one year on all wholegood units and 90 days on parts, though some components can have warranty for longer terms.

Warranty reserve, as a percentage of sales, is generally calculated by looking at the current twelve months' expenses and prorating that amount based on twelve months' sales with a ninety-day to six-month lag period. The Company's historical experience is that an end-user takes approximately 90 days to six months from the receipt of the unit to file a warranty claim. A warranty reserve is established for each different marketing group. Reserve balances are evaluated on a quarterly basis and adjustments made when required.

The current liability warranty reserve balance was $5,313,000 on December 31, 2011 and $5,554,000 on December 31, 2010. The decrease was mainly from the Company's Agricultural Division.

Goodwill

We test goodwill for impairment annually, at the reporting unit level, and whenever events or circumstances make it likely that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell all or a portion of a reporting unit. We perform our annual goodwill impairment test as of October 1 and monitor for interim triggering events on an ongoing basis. Goodwill is reviewed for impairment utilizing a qualitative assessment or a two-step process. We have an option to make a qualitative assessment of a reporting unit's goodwill for impairment. If we choose to perform a qualitative assessment and determine the fair value more likely than not exceeds the carrying value, no further evaluation is necessary. For reporting units where we perform the two-step process, the first step requires us to compare the fair value of each reporting unit, which we primarily determine using an income approach based on the present value of discounted cash flows, to the respective carrying value, which includes goodwill. If the fair value of the reporting unit exceeds its carrying value, the goodwill is not considered impaired. If the carrying value is higher than the fair value, there is an indication that an impairment may exist and the second step is required. In step two, the implied fair value of goodwill is calculated as the excess of the fair value of a reporting unit over the fair values assigned to its assets and liabilities. If the implied fair value of goodwill is less than the carrying value of the reporting unit's goodwill, the difference is recognized as an impairment loss.

The Company estimates the fair value of its reporting units using a discounted cash flow analysis. This analysis requires the Company to make significant assumptions and estimates about the extent and timing of future cash flows, discount rates and growth rates. The cash flows are estimated over a significant future period of time, which makes those estimates and assumptions subject to an even higher degree of uncertainty. The Company also utilizes market valuation models and other financial ratios, which require the Company to make certain assumptions and estimates regarding the applicability of those models to its assets and businesses. As of December 31, 2011, goodwill was $31,751,000, which represents 8% of total assets.

The Company recognized goodwill impairment at two of its French operations, *SMA* and *Rousseau* in the Company's European Division, of $1,898,000 in 2011 and no goodwill impairment in 2010. During the 2011 impairment analysis review, it was noted that even though the *Schwarze, Rivard and Faucheux* reporting unit's fair value was above carrying value, it was not materially different. On December 31, 2011, there was approximately $6.8 million, $11.6 million and $0.6 million of goodwill related to the *Schwarze, Rivard and Faucheux* reporting units, respectively. These reporting units would most likely be affected by changes in the Company's assumptions and estimates. The calculation of fair value could increase or decrease depending on changes in the inputs and assumptions used, such as changes in the reporting unit's future growth rates, discount rates, etc.

Management believes that the estimated valuations it arrived at are reasonable and consistent with what other marketplace participants would use in valuing the Company's components. However, management cannot give any assurance that these market values will not change in the future. For example, if discount rates demanded by the market increase, this could lead to reduced valuations under the income approach. If the Company's projections are not achieved in the future, this could lead management to reassess their assumptions and lead to reduced valuations under the income approach. If the market price of the Company's stock decreases, this could cause the Company to reassess the reasonableness of the implied control premium, which might cause management to assume a higher discount rate under the income approach which could lead to reduced valuations. If future similar transactions exhibit lower multiples than those observed in the past, this could lead to reduced valuations under the similar transactions approach. And finally, if there is a general decline in the stock market and particularly in those companies selected as comparable to the Company's components, this could lead to reduced valuations under the public company market multiple approach. The Company's annual impairment test is performed during the fourth quarter of each fiscal year. Given the current market conditions and continued economic uncertainty, the fair value of the Company's components could deteriorate, which could result in the need to record impairment charges in future periods. The Company also monitors potential triggering events, including changes in the business climate in which it operates, attrition of key personnel, volatility in the capital markets, the Company's market capitalization compared to its book value, the Company's recent operating performance, and the Company's financial projections. The occurrence of one or more triggering events could require additional impairment testing, which could result in future impairment charges. In particular, since the *Schwarze*, *Rivard* and *Faucheux*, reporting unit's carrying value is not materially different from fair value, any changes to the Company's assumptions could lead to an indicated impairment in step one, requiring the Company to proceed to step two and potentially record an impairment charge. See Note 6 to the Consolidated Financial Statements for more information regarding goodwill.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to various financial market risks. Market risk is the potential loss arising from adverse changes in market prices and rates. The Company does not enter into derivative or other financial instruments for trading or speculative purposes.

Foreign Currency Risk

International Sales

A portion of the Company's operations consists of manufacturing and sales activities in international jurisdictions. The Company primarily manufactures its products in the United States, the U.K., France, Canada and Australia. The Company sells its products primarily within the markets where the products are produced, but certain of the Company's sales from its U.K. operations are denominated in other European currencies. As a result, the Company's financials, specifically the value of its foreign assets, could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the other markets in which the subsidiaries of the Company distribute their products.

To mitigate the short-term effect of changes in currency exchange rates on the Company's functional currency-based sales, the Company's U.K. subsidiaries regularly enter into foreign exchange forward contracts to hedge over 90% of its future net foreign currency cash receipts over a period of six months. As of December 31, 2011, the Company had $3,460,000 outstanding in forward exchange contracts related to accounts receivable. A 15% fluctuation in exchange rates for these currencies would change the fair value by approximately $519,000. However, since these contracts hedge foreign currency denominated transactions, any change in the fair value of the contracts should be offset by changes in the underlying value of the transaction being hedged.

On December 31, 2011, the fair value of these agreements was in a favorable position; therefore, the derivative financial instruments were recorded as a gain of $102,000, which has been recognized in Other income (expense), net.

Exposure to Exchange Rates

The Company's earnings are affected by fluctuations in the value of the U.S. dollar as compared to foreign currencies, predominantly in European countries, Canada and Australia, as a result of the sale of its products in international markets. Foreign currency forward contracts in the U.K. are used to hedge against the earnings effects of such fluctuations. On December 31, 2011, the result of a uniform 10% strengthening in the value of the U.S. dollar relative to the currencies in which the Company's sales are denominated would result in a decrease in gross profit of $4,816,000. Comparatively, on December 31, 2010, the result of a uniform 10% strengthening in the value of the dollar relative to the currencies in which the Company's sales are denominated would have resulted in a decrease in gross profit of approximately $4,435,000. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, which are a changed dollar value of the resulting sales, changes in exchange rates may also affect the volume of sales or the foreign currency sales price as competitors' products become more or less attractive. The Company's sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices. The translation adjustment during 2011 was a loss of $2,879,000. On December 31, 2011, the British pound closed at 0.6434 relative to the U.S. dollar, and the Euro closed at 0.7716 relative to the U.S. dollar. By comparison, on December 31, 2010, the British pound closed at 0.6411 relative to the U.S. dollar, and the Euro closed at 0.7479 relative to the U.S. dollar. No assurance can be given as to future valuation of the British pound or Euro or how further movements in those or other currencies could affect future earnings or the financial position of the Company.

Interest Rate Risk

The majority of the Company's long-term debt bears interest at variable rates. Accordingly, the Company's net income is affected by changes in interest rates. Assuming the current level of borrowings at variable rates and a two hundred basis point change in the 2011 average interest rate under these borrowings, the Company's 2011 interest expense would have changed by approximately $140,000. In the event of an adverse change in interest rates, management could take actions to mitigate its exposure. Further, this analysis does not consider the effects of the change in the level of overall economic activity that could exist in such an environment. However, the challenges affecting the banking industry and credit markets in general can potentially cause changes to credit availability which creates a level of uncertainty.

Item 8. Financial Statements and Supplementary Data

The financial statements and supplementary data described in Item 15 of this report and included on pages 44 through 78 of this report are incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures. An evaluation was carried out, under the supervision and with the participation of Alamo's management, including our President and Chief Executive Officer, Executive Vice President and Chief Financial Officer (Principal Financial Officer), and Vice President and Corporate Controller (Principal Accounting Officer), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1933). Based upon the evaluation, the President & Chief Executive Officer, Executive Vice President & Chief Financial Officer (Principal Financial Officer), and Vice President & Corporate Controller (Principal Accounting Officer) concluded that the Company's disclosure controls and procedures were effective at the end of the period covered by this report.

Management's Annual Report on Internal Control Over Financial Reporting. Management's report on the Company's internal control over financial reporting is included on page 40 of this Annual Report on Form 10-K and incorporated by reference herein. The Company's independent public accounting firm has audited and issued a report on the Company's internal control over financial reporting which is included on page 41 of this Annual Report on Form 10-K and incorporated by reference herein.

Changes in Internal Controls over Financial Reporting. There have not been any changes in Alamo's internal control over financial reporting (as such term is defined by paragraph (d) of Rule 13-a-15 under the Securities Exchange Act) during the fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, Alamo's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

There is incorporated in this Item 10, by reference, that portion of the Company's definitive proxy statement for the 2012 Annual Meeting of Stockholders, which appears therein under the captions "Proposal 1 - Election of Directors," "Nominees for Election to the Board of Directors," "Information Concerning Directors," "Meetings and Committees of the Board," "The Audit Committee," and "The Nominating/Corporate Governance Committee," and "Section 16(a) Beneficial Ownership Reporting Compliance." See also the information under the caption "Executive Officers of the Company" in Part I of this Report.

The Board of Directors has delegated certain responsibilities to three Committees of the Board. The Committees are the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. The Board of Directors has also adopted Corporate Governance guidelines and a Code of Conduct and Ethics for all employees, including the Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer and those individuals performing similar functions.

The Committee Charters, Code of Conduct and Ethics, and Corporate Governance Guidelines may be found on the Company's website (www.alamo-group.com) under the "Our Commitment" tab and are also available without charge in print by sending a request to the Corporate Secretary, Alamo Group Inc., 1627 E. Walnut Street, Seguin, Texas 78155, which is the principal executive office of the Company. The telephone number is 830-379-1480. The

Company will post any amendments to the Code of Conduct and Ethics, and any waivers that are required to be disclosed by the rules of either the SEC or the New York Stock Exchange, on the Company's website.

Item 11. Executive Compensation

There is incorporated in this Item 11, by reference, that portion of the Company's definitive proxy statement for the 2012 Annual Meeting of Stockholders which appears under the caption "Executive Compensation," "The Compensation Committee," "Compensation Discussion and Analysis," Compensation Committee Report" and "Director Compensation during 2011."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

There is incorporated in this Item 12, by reference, that portion of the Company's definitive proxy statement for the 2012 Annual Meeting of Stockholders which appears under the caption "Beneficial Ownership of Common Stock."

Information on Alamo Group Inc.'s Equity Compensation Plans

The following table provides information on the shares that are available under the Company's stock compensation plans and, in the case of plans where stock options may be granted, the number of shares of common stock issuable upon exercise of those stock options. The Company currently does not have an Equity Compensation Plan not approved by the Stockholders.

The numbers in the table are as of December 31, 2011, the last day of Alamo Group Inc.'s 2011 fiscal year.

	A	B	C
Equity Compensation Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Securities that remain available for future issuance under equity compensation plans (excluding securities reflected in column A)
Plans approved by stockholders			
Amended and Restated 1994 Incentive Stock Option Plan	49,380	$ 13.72	—
First Amended and Restated 1999 Non-Qualified Stock Option Plan	67,800	$ 16.74	—
2005 Incentive Stock Option Plan	328,100	$ 20.11	162,500
2009 Equity Incentive Plan	45,000	$ 21.45	320,500
Total	**490,280**		**483,000**

Item 13. Certain Relationships, Related Transactions and Director Independence

Information regarding certain relationships and related transactions is set forth under the caption "Certain Relationships and Related Transactions" in the Company's definitive proxy statement for the 2011 Annual Meeting of Stockholders and such information is incorporated by reference herein. There were no such reportable relationships or related party transactions in the fiscal year ended December 31, 2011. In 1999, the Company approved a supplemental retirement benefit for Donald J. Douglass which is paid on a quarterly basis over a period of fourteen and one-half years that began in the year 2000. The remaining balances on December 31, 2011 and 2010 were $184,000 and $248,000, respectively, and are included in the Accrued liabilities and Other long-term liabilities sections of the Company's balance sheets.

Information regarding director independence is set forth under the caption "Information Concerning Directors" in the Company's definitive proxy statement for the 2012 Annual Meeting of Stockholders and such information is incorporated by reference herein.

Item 14. Principal Accountant Fees and Services

Information regarding principal accountant fees and services is set forth under the caption "Proposal 2 – Ratification of Appointment of Independent Auditors" in the Company's definitive proxy statement for the 2012 Annual Meeting of Stockholders and such information is incorporated by reference herein.

PART IV

Item 15. Exhibits and Financial Statement Schedules

Financial Statements

Financial Statement Schedules

All schedules for which a provision is made in the applicable accounting regulation of the Securities and Exchange Commission are omitted because they are not required or because the required information is included in the consolidated financial statements or notes thereto.

Exhibits

Exhibits – The following exhibits are incorporated by reference to the filing indicated or are included following the index to Exhibits.

INDEX TO EXHIBITS

Exhibits		Exhibit Title	Incorporated by Reference From the Following Documents
2.1	—	Asset Purchase Agreement, dated February 3, 2006, between Alamo Group Inc. and JLG Industries Inc.	Filed as Exhibit 2.1 to Form 8-K, February 8, 2006
2.2	—	Asset Purchase Agreement, dated September 4, 2009, between Alamo Group Inc. and Bush Hog, LLC	Filed as Exhibit 2.1 to Form 8-K, September 10, 2009, as amended by Form 8-K/A, November 9, 2009
3.1	—	Certificate of Incorporation, as amended, of Alamo Group Inc.	Filed as Exhibit 3.1 to Form S-1, February 5, 1993
3.2	—	By-Laws of Alamo Group Inc. as amended	Filed as Exhibit 3.2 to Form 10-K, March 10, 2009
10.1	—	Loan Agreement, dated April 30, 1969, between Douglass Industries, Inc. and Capital Southwest Corporation	Filed as Exhibit 10.6 to Form S-1, February 5, 1993
10.2	—	First Amendment to Loan Agreement, dated February 12, 1970, between Engler Manufacturing Corporation (formerly known as Douglass Industries, Inc.) and Capital Southwest Corporation	Filed as Exhibit 10.7 to Form S-1, February 5, 1993
10.3	—	Second Amendment to Loan Agreement, dated December 21, 1972, between Terrain King Corporation (formerly known as Engler Manufacturing Corporation and Douglass Industries, Inc.) and Capital Southwest Corporation	Filed as Exhibit 10.8 to Form S-1, February 5, 1993
10.4	—	Note and Warrant Purchase Agreement, dated October 15, 1971, among Terrain King Corporation and CSC Capital Corporation, First Dallas Capital Corporation and possibly an additional purchaser or purchasers	Filed as Exhibit 10.9 to Form S-1, February 5, 1993
10.5	—	Warrant Agreement, dated November 25, 1991, between Alamo Group Inc. and Capital Southwest Corporation	Filed as Exhibit 10.11 to Form S-1, February 5, 1993
10.6	—	Form of indemnification agreements with Directors of Alamo Group Inc.	Filed as Exhibit 10.1 to Form 10-Q, May 15, 1997
10.7	—	Form of indemnification agreements with certain executive officers of Alamo Group Inc.	Filed as Exhibit 10.2 to Form 10-Q, May 15, 1997
*10.8	—	Incentive Compensation Plan, adopted on December 9, 1997	Filed as Exhibit 10.14 to Form 10-K, March 31, 1998
*10.9	—	401(k) Restoration Plan for Highly Compensated Employees, adopted on December 9, 1997	Filed as Exhibit 10.15 to Form 10-K, March 31, 1998
*10.10	—	Amended and Restated 1994 Incentive Stock Option Plan adopted by the Board of Directors on July 7, 1999	Filed as Exhibit B to Schedule 14A, July 30, 1999
*10.11	—	First Amended and Restated 1999 Non-Qualified Stock Option Plan, adopted by the Board of Directors on February 13, 2001	Filed as Exhibit B to Schedule 14A, May 3, 2001

*10.12	—2005 Incentive Stock Option Plan, adopted by the Board of Directors on May 4, 2005	Filed as Appendix E to Schedule 14A, May 4, 2005
*10.13	—2009 Equity Incentive Plan, adopted by the Board of Directors on May 7, 2009	Filed as Exhibit 10.1 to Form 8-K, May 13, 2009
10.14	—Amended and Restated Revolving Credit Agreement among Alamo Group Inc., the Guarantors, and Bank of America, N.A., Chase Manhattan Bank, and Guaranty Bank dated February 3, 2006	Filed as Exhibit 10.3 to Form 8-K, February 8, 2006
10.15	—Fourth Amendment of the Amended and Restated Revolving Credit Agreement, dated March 30, 2006, between the Company and Bank of America, N.A., JPMorgan Chase Bank and Guaranty Bank	Filed as Exhibit 10.1 to Form 8-K, April 5, 2006
10.16	—Fifth Amendment of the Amended and Restated Revolving Credit Agreement, dated May 7, 2007, between the Company and Bank of America, N.A., JPMorgan Chase Bank, Guaranty Bank and Rabobank	Filed as Exhibit 10.13 to Form 10-Q, May 7, 2007
10.17	—Sixth Amendment of and Waiver under Amended and Restated Revolving Credit Agreement, dated October 14, 2008, between the Company and Bank of America, N.A., JPMorgan Chase Bank, Guaranty Bank and Rabobank	Filed as Exhibit 10.12 to Form 10-K, March 10, 2009
10.18	—Seventh Amendment of the Amended and Restated Revolving Credit Agreement, dated November 5, 2009, between the Company and Bank of America, N.A., Wells Fargo Bank, N.A., BBVA Compass Bank, and Rabobank	Filed as Exhibit 10.1 to Form 10-Q, November 9, 2009
10.19	Eighth Amendment of the Amended and Restated Revolving Credit Agreement, dated March 28, 2011, between the Company and Bank of America, N.A., Wells Fargo Bank, N.A., BBVA Compass Bank, and Rabobank	Filed as Exhibit 10.1 to Form 8-K, March 28, 2011
*10.20	—Form of Restricted Stock Award Agreement under the 2009 Equity Incentive Plan	Filed as Exhibit 10.2 to Form 8-K, May 13, 2009
*10.21	—Form of Restricted Stock Unit Award Agreement under the 2009 Equity Incentive Plan	Filed as Exhibit 10.3 to Form 8-K, May 13, 2009
*10.22	—Form of Nonqualified Stock Option Agreement under the 2009 Equity Incentive Plan	Filed as Exhibit 10.4 to Form 8-K, May 13, 2009
*10.23	—Form of Nonqualified Stock Option Agreement under the First Amended and Restated 1999 Nonqualified Stock Option Plan	Filed as Exhibit 10.5 to Form 8-K, May 13, 2009
*10.24	—Form of Stock Option Agreement under the 2005 Stock Option Plan	Filed as Exhibit 10.6 to Form 8-K, May 13, 2009
10.25	Investor Rights Agreement, dated October 22, 2009, between Alamo Group Inc. and Bush Hog, LLC	Filed Herewith
*10.26	Supplemental Executive Retirement Plan	Filed as Exhibit 10.1 to Form 8-K, January 18, 2011
*10.27	Amended Incentive Compensation Plan	Filed as Exhibit 10.1 to Form 8-K, March 11, 2011
21.1	—Subsidiaries of the Registrant	Filed Herewith
23.1	—Consent of KPMG LLP	Filed Herewith
31.1	—Certification by Ronald A. Robinson under Section 302 of the Sarbanes-Oxley Act of 2002	Filed Herewith

31.2	—Certification by Dan E. Malone under Section 302 of the Sarbanes-Oxley Act of 2002	Filed Herewith
31.3	—Certification by Richard J. Wehrle under Section 302 of the Sarbanes-Oxley Act of 2002	Filed Herewith
32.1	—Certification by Ronald A. Robinson under Section 906 of the Sarbanes-Oxley Act of 2002	Filed Herewith
32.2	—Certification by Dan E. Malone under Section 906 of the Sarbanes-Oxley Act of 2002	Filed Herewith
32.3	—Certification by Richard J. Wehrle under Section 906 of the Sarbanes-Oxley Act of 2002	Filed Herewith

*Compensatory Plan

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMO GROUP INC.

Date: March 12, 2012

/s/ Ronald A. Robinson
Ronald A. Robinson
President & Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in their capacities and on 12th day of March, 2012.

Signature	Title
/s/ JAMES B. SKAGGS James B. Skaggs	Chairman of the Board & Director
/s/ RONALD A. ROBINSON Ronald A. Robinson	President, Chief Executive Officer & Director (Principal Executive Officer)
/s/ DAN E. MALONE Dan E. Malone	Executive Vice President & Chief Financial Officer (Principal Financial Officer)
/s/ RICHARD J. WEHRLE Richard J. Wehrle	Vice President & Corporate Controller (Principal Accounting Officer)
/s/ HELEN W. CORNELL Helen W. Cornell	Director
/s/ JERRY E. GOLDRESS Jerry E. Goldress	Director
/s/ DAVID W. GRZELAK David W. Grzelak	Director
/s/ GARY L. MARTIN Gary L. Martin	Director
/s/ RODERICK R. BATY Roderick R. Baty	Director

Report of Management on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011 using the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company's management concludes that, as of December 31, 2011, the Company's internal controls over financial reporting were effective based on the framework in Internal Control – Integrated Framework.

Tenco Inc. *("Tenco")* was acquired by Alamo Group Inc. in October 2011. The scope of management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of *Tenco* which is included in the consolidated financial statements of Alamo Group Inc. and constituted $20.3 million of assets and $7.0 million of sales for the year ended December 31, 2011.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report on the effectiveness of internal control over financial reporting, which is included herein.

Date: March 12, 2012

/s/ Ronald A. Robinson
President & Chief Executive Officer

/s/ Dan E. Malone
Executive Vice President & Chief Financial Officer
(Principal Financial Officer)

/s/ Richard J. Wehrle
Vice President & Corporate Controller
(Principal Accounting Officer)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders Alamo Group Inc.

We have audited Alamo Group Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Alamo Group Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Alamo Group Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Alamo Group Inc. acquired Tenco Inc. *("Tenco")* during 2011, and management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of *Tenco* which is included in the 2011 consolidated financial statements of Alamo Group Inc. and constituted $20.3 million of assets and $7.0 million of sales for the year ended December 31, 2011. Our audit of internal control over financial reporting of Alamo Group Inc. also excluded an evaluation of the internal control over financial reporting of *Tenco*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alamo Group Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders' equity, and cash flows for the three-years ended December 31, 2011, and our report dated March 12, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/KPMG LLP

San Antonio, Texas
March 12, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders Alamo Group Inc.

We have audited the accompanying consolidated balance sheets of Alamo Group Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders' equity, and cash flows for the three-years ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alamo Group Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the three years ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Alamo Group Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 12, 2012, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/KPMG LLP

San Antonio, Texas
March 12, 2012

Alamo Group Inc. and Subsidiaries
Consolidated Balance Sheets

(in thousands, except per share amounts)	December 31, 2011	December 31, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 10,288	$ 30,243
Accounts receivable, net	143,934	127,388
Inventories	114,305	99,304
Deferred income taxes	3,502	3,813
Prepaid expenses	3,157	3,864
Income tax receivable	937	448
Total current assets	276,123	265,060
Property, plant and equipment	147,576	139,674
Less: Accumulated depreciation	(86,034)	(78,490)
	61,542	61,184
Goodwill	31,751	34,073
Intangible assets	5,500	5,500
Deferred income taxes	4,921	4,311
Other assets	1,098	855
Total assets	$ 380,935	$ 370,983
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Trade accounts payable	$ 40,782	$ 45,152
Income taxes payable	2,362	1,567
Accrued liabilities	30,716	29,813
Current maturities of long-term debt and capital lease obligations	1,190	2,319
Deferred income taxes	643	338
Total current liabilities	75,693	79,189
Long-term debt and capital lease obligation, net of current maturities	8,621	23,106
Accrued pension liabilities	10,792	7,151
Other long-term liabilities	4,319	2,109
Deferred income taxes	4,852	6,168
Stockholders' equity:		
Common stock, $.10 par value, 20,000,000 shares authorized; 11,902,729 and 11,872,479 issued at December 31, 2011 and December 31, 2010, respectively	1,190	1,187
Additional paid-in capital	85,704	84,377
Treasury stock, at cost: 42,600 shares at December 31, 2011 and December 31, 2010	(426)	(426)
Retained earnings	195,814	166,589
Accumulated other comprehensive income (loss)	(5,624)	1,533
Total stockholders' equity	276,658	253,260
Total liabilities and stockholders' equity	$ 380,935	$ 370,983

See accompanying notes.

Alamo Group Inc. and Subsidiaries
Consolidated Statements of Income

(in thousands, except per share amounts)	Year Ended December 31, 2011	2010	2009
Net sales:			
North American			
Industrial	$ 229,594	$ 196,783	$ 177,593
Agricultural	203,993	181,349	95,188
European	170,006	160,416	182,044
Total net sales	603,593	538,548	454,825
Cost of sales	468,508	421,634	360,264
Gross profit	135,085	116,914	94,561
Selling, general and administrative expenses	92,347	86,041	76,100
Gain on bargain purchase	(7,745)	—	(30,177)
Goodwill impairment	1,898	—	14,104
Income from operations	48,585	30,873	34,534
Interest expense	(2,422)	(3,664)	(4,766)
Interest income	246	1,533	713
Other income (expense), net	848	290	625
Income before income taxes	47,257	29,032	31,106
Provision for income taxes	15,187	7,915	12,473
Net income	$ 32,070	$ 21,117	$ 18,633
Net income per common share:			
Basic	$ 2.71	$ 1.79	$ 1.80
Diluted	$ 2.68	$ 1.78	$ 1.80
Average common shares:			
Basic	11,848	11,782	10,330
Diluted	11,966	11,893	10,363

See accompanying notes.

Alamo Group Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

(in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Stock-holders' Equity
Balance at December 31, 2008	9,922	$ 996	$ 55,683	$ (426)	$ 132,064	$ (4,005)	$ 184,312
Net income	—	—	—	—	18,633	—	18,633
Translation adjustment	—	—	—	—	—	6,595	6,595
Unrealized derivative gain, net of taxes	—	—	—	—	—	816	816
Net actuarial gain arising during period net of taxes	—	—	—	—	—	1,741	1,741
Total comprehensive income	—	—	—	—	—	—	27,785
Tax effect of non-qualified stock options	—	—	122	—	—	—	122
Stock-based compensation	—	—	543	—	—	—	543
Issuance of stock for acquisition	1,700	170	25,268	—	—	—	25,438
Exercise of stock options	125	13	1,105	—	—	—	1,118
Dividends paid ($.24 per share)	—	—	—	—	(2,399)	—	(2,399)
Balance at December 31, 2009	11,747	$ 1,179	$ 82,721	$ (426)	$ 148,298	$ 5,147	$ 236,919
Net income	—	—	—	—	21,117	—	21,117
Translation adjustment	—	—	—	—	—	(3,659)	(3,659)
Unrealized derivative gain, net of taxes	—	—	—	—	—	573	573
Net actuarial (loss) arising during period net of taxes	—	—	—	—	—	(528)	(528)
Total comprehensive income	—	—	—	—	—	—	17,503
Stock-based compensation	—	—	674	—	—	—	674
Exercise of stock options	83	8	982	—	—	—	990
Dividends paid ($.24 per share)	—	—	—	—	(2,826)	—	(2,826)
Balance at December 31, 2010	11,830	$ 1,187	$ 84,377	$ (426)	$ 166,589	$ 1,533	$ 253,260
Net income	—	—	—	—	32,070	—	32,070
Translation adjustment	—	—	—	—	—	(2,879)	(2,879)
Unrealized derivative gain, net of taxes	—	—	—	—	—	234	234
Net actuarial (loss) arising during period net of taxes	—	—	—	—	—	(4,512) $	(4,512)
Total comprehensive income	—	—	—	—	—	—	24,913
Tax effect of non-qualified stock options	—	—	63	—	—	—	63
Stock-based compensation	—	—	986	—	—	—	986
Exercise of stock options	30	3	278	—	—	—	281
Dividends paid ($.24 per share)	—	—	—	—	(2,845)	—	(2,845)
Balance at December 31, 2011	11,860	$ 1,190	$ 85,704	$ (426)	$ 195,814	$ (5,624)	$ 276,658

See accompanying notes.

Alamo Group Inc. and Subsidiaries
Consolidated Statements of Cash Flows

(in thousands)	Year Ended December 31, 2011	2010	2009
Operating Activities			
Net income	$ 32,070	$ 21,117	$ 18,633
Adjustments to reconcile net income to cash provided by operating activities:			
Provision for doubtful accounts	992	1,112	546
Depreciation	10,418	10,558	8,706
Amortization of intangibles	—	342	79
Amortization of debt issuance	188	375	63
Gain on bargain purchase	(7,745)	—	(30,177)
Goodwill impairment charge	1,898	—	14,104
Stock-based compensation	986	674	543
Excess tax benefits from stock-based payment arrangements	(63)	—	(122)
Provision for deferred income tax expense (benefit)	850	(6,384)	8,896
Gain on sale of equipment	(263)	(833)	(59)
Changes in operating assets and liabilities, net of effect of acquisitions:			
Accounts receivable	(15,152)	(16,615)	40,285
Inventories	(8,673)	24,603	32,432
Prepaid expenses and other	(73)	(1,061)	3,177
Trade accounts payable and accrued liabilities	(4,178)	9,133	(25,408)
Income taxes payable	400	(268)	2,423
Other assets and liabilities, net	(740)	(876)	(2,035)
Net cash provided by operating activities	10,915	41,877	72,086
Investing Activities			
Acquisitions, net of cash acquired	(5,933)	—	—
Purchase of property, plant and equipment	(6,369)	(4,980)	(3,453)
Proceeds from sale of property, plant and equipment	440	2,014	922
Net cash used in investing activities	(11,862)	(2,966)	(2,531)
Financing Activities			
Net change in bank revolving credit facility	(14,000)	(20,000)	(54,000)
Principal payments on long-term debt and capital leases	(2,570)	(4,545)	(2,255)
Proceeds from issuance of long-term debt	—	368	1,387
Debt issuance cost	—	—	(938)
Dividends paid	(2,845)	(2,826)	(2,399)
Proceeds from sale of common stock	281	990	1,118
Excess tax benefits from stock-based payment arrangements	63	—	122
Net cash provided by (used in) financing activities	(19,071)	(26,013)	(56,965)
Effect of exchange rate changes on cash	63	(429)	652
Net change in cash and cash equivalents	(19,955)	12,469	13,242
Cash and cash equivalents at beginning of the year	30,243	17,774	4,532
Cash and cash equivalents at end of the year	$ 10,288	$ 30,243	$ 17,774
Cash paid during the year for:			
Interest	$ 2,295	$ 3,597	$ 5,179
Income taxes	15,247	12,999	5,181

See accompanying notes.

Alamo Group Inc.
Notes to Consolidated Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES

Description of the Business and Segments

The Company manufactures, distributes and services high quality tractor-mounted mowing and other vegetation maintenance equipment, street sweepers, excavators, vacuum trucks, snow removal equipment, pothole patchers, zero turn radius mowers, agricultural implements and related aftermarket parts and services.

The Company manages its business in three principal reporting segments: North American Agricultural, North American Industrial and European, which are discussed in Notes 15 and 16.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Alamo Group Inc. and its subsidiaries (the "Company" or "Alamo Group"), all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

Certain reclassifications have been made to prior year balances in order to conform to the current year's presentation. The accompanying statement of income reflects the correction of a misclassification of freight revenue for the periods. Freight billed to customers was previously recorded as a reduction of cost of sales and has been reclassified to increase sales and cost of sales in accordance with ASC 605-45-45-20. The reclassification of revenue and cost of sales for the years ended December 31, 2011, 2010 and 2009 resulted in an increase of approximately $15.6 million, $14.0 million and $8.3 million, respectively, with no impact on reported net income.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Judgments related to asset impairment and certain reserves are particularly subject to change. Actual results could differ from those estimates.

Foreign Currency

The Company translates the assets and liabilities of foreign-owned subsidiaries at rates in effect at the end of the year. Revenues and expenses are translated at average rates in effect during the reporting period. Translation adjustments are included in accumulated other comprehensive income within the statement of stockholders' equity.

The Company enters into foreign currency forward contracts to hedge its exposure to certain foreign currency transactions. The Company does not hold or issue financial instruments for trading purposes. Changes in the market value of the foreign currency instruments are recognized in the financial statements upon settlement of the hedged transaction. On December 31, 2011, the Company had $3,460,000 in outstanding forward exchange contracts related to sales. The unrealized gain of the December 31, 2011 contracts that the Company expects to incur during the first quarter of 2012 is approximately $63,000, net of taxes. Foreign currency transaction gains or losses are included in Other income (expense), net. For 2011, 2010 and 2009, such transactions netted gains of $816,000, $265,000, and $625,000, respectively.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. The credit risk is limited because of the large numbers and types of customers and their geographic dispersion.

Inventories

Inventories of U.S. operating subsidiaries are stated at the lower of cost (last-in, first-out method) ("LIFO") or market, and the Company's international subsidiaries' inventories are stated at the lower of cost (first-in, first-out) ("FIFO") or market.

Property, Plant and Equipment

Property, plant, and equipment are stated on the basis of cost. Major renewals and betterments are charged to the property accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed to the current period. Depreciation is provided at amounts calculated to amortize the cost of the assets over their estimated useful economic lives using the straight-line method.

Goodwill

Goodwill consists of the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. We perform our annual goodwill impairment test as of October 1 and monitor for interim triggering events on an ongoing basis. Goodwill is reviewed for impairment utilizing a qualitative assessment or a two-step process. We have an option to make a qualitative assessment of a reporting unit's goodwill for impairment. If we choose to perform a qualitative assessment and determine the fair value more likely than not exceeds the carrying value, no further evaluation is necessary. For reporting units where we perform the two-step process, the first step requires us to compare the fair value of each reporting unit, which we primarily determine using an income approach based on the present value of discounted cash flows, to the respective carrying value, which includes goodwill. If the fair value of the reporting unit exceeds its carrying value, the goodwill is not considered impaired. If the carrying value is higher than the fair value, there is an indication that an impairment may exist and the second step is required. In step two, the implied fair value of goodwill is calculated as the excess of the fair value of a reporting unit over the fair values assigned to its assets and liabilities. If the implied fair value of goodwill is less than the carrying value of the reporting unit's goodwill, the difference is recognized as an impairment loss.

The Company estimates the fair value of its reporting units using a discounted cash flow analysis. This analysis requires the Company to make significant assumptions and estimates about the extent and timing of future cash flows, discount rates and growth rates. The cash flows are estimated over a significant future period of time, which makes those estimates and assumptions subject to an even higher degree of uncertainty. The Company also utilizes market valuation models and other financial ratios, which require the Company to make certain assumptions and estimates regarding the applicability of those models to its assets and businesses. As of December 31, 2011, goodwill was $31,751,000, which represents 8% of total assets.

The Company recognized goodwill impairment at two of its French operations, SMA and Rousseau in the Company's European Division, of $1,898,000 in 2011 and no goodwill impairment in 2010. During the 2011 impairment analysis review, it was noted that even though the *Schwarze, Rivard and Faucheux* reporting unit's fair value was above carrying value, it was not materially different. On December 31, 2011, there was approximately $6.8 million, $11.6million and $0.6 million of goodwill related to the *Schwarze, Rivard and Faucheux* reporting units, respectively. These reporting units would most likely be affected by changes in the Company's assumptions and estimates. The calculation of fair value could increase or decrease depending on changes in the inputs and assumptions used, such as changes in the reporting unit's future growth rates, discount rates, etc.

Management believes that the estimated valuations it arrived at are reasonable and consistent with what other marketplace participants would use in valuing the Company's components. However, management cannot give any assurance that these market values will not change in the future. For example, if discount rates demanded by the market increase, this could lead to reduced valuations under the income approach. If the Company's projections are not achieved in the future, this could lead management to reassess their assumptions and lead to reduced valuations under the income approach. If the market price of the Company's stock decreases, this could cause the Company to reassess the reasonableness of the implied control premium, which might cause management to assume a higher discount rate under the income approach which could lead to reduced valuations. If future similar transactions exhibit lower multiples than those observed in the past, this could lead to reduced valuations under the similar transactions approach. And finally, if there is a general decline in the stock market and particularly in those companies selected as comparable to the Company's components, this could lead to reduced valuations under the public company market multiple approach. The Company's annual impairment test is performed during the fourth quarter of each fiscal year. Given the current market conditions and continued economic uncertainty, the fair value of the Company's components could deteriorate, which could result in the need to record impairment charges in future periods. The Company also monitors potential triggering events, including changes in the business climate in which it operates, attrition of key personnel, volatility in the capital markets, the Company's market capitalization compared to its book value, the Company's recent operating performance, and the Company's financial projections. The occurrence of one or more triggering events could require additional impairment testing, which could result in future impairment charges. In particular, since the Schwarze, Rivard and Faucheux reporting unit's carrying value is not materially different from fair value, any changes to the Company's assumptions could lead to an indicated impairment in step one, requiring the Company to proceed to step two and potentially record an impairment charge.

See Note 6 to the Consolidated Financial Statements for more information regarding goodwill.

Intangible Assets

The Company's definite-lived intangible assets consist of trade names. The net book value of the trademarks was $5,500,000 as of December 31, 2011 and 2010. During the fourth quarter of 2010, the Company wrote off $224,000 in older patents which the Company believes no longer provide a competitive advantage.

Intangible assets with indefinite useful lives not subject to amortization consist of the *Gradall* trade name valued at $3,600,000 and the *Bush Hog* trade name valued at $1,900,000 on December 31, 2011.

The Company tests its indefinite-lived intangible assets for impairment on an annual basis at year-end, or more frequently if an event occurs or circumstances change that indicate that the fair value of an indefinite-lived intangible asset could be below its carrying amount. The impairment test consists of comparing the fair value of the indefinite-lived intangible asset, determined using the relief from royalty method, with its carrying amount. An impairment loss would be recognized for the carrying amount in excess of its fair value.

Identifiable intangible assets are recorded at estimated cost. Definite-lived intangible assets are amortized over their estimated useful lives.

Pensions

In connection with the February 3, 2006 purchase of all the net assets of the *Gradall* excavator business, the Company assumed sponsorship of two *Gradall* non-contributory defined benefit pension plans, both of which were frozen with respect to both future benefit accruals and future new entrants.

The Gradall Company Hourly Employees' Pension Plan covers approximately 330 former employees and 150 current employees who (i) were formerly employed by JLG Industries, Inc., (ii) were covered by a collective bargaining agreement and (iii) first participated in the plan before April 6, 1997. An amendment ceasing all future benefit accruals was effective April 6, 1997.

The Gradall Company Employees' Retirement Plan covers approximately 235 former employees and 94 current employees who (i) were formerly employed by JLG Industries, Inc., (ii) were not covered by a collective bargaining agreement, and (iii) first participated in the plan before December 31, 2004. An amendment ceasing future benefit accruals for certain participants was effective December 31, 2004. A second amendment discontinued all future benefit accruals for all participants effective April 24, 2006.

The Company recognizes the funded status of the defined benefit pension plans as a liability in its statement of financial position and recognizes any changes in that funded status in the year in which the changes occur through other comprehensive income.

Related Party Transactions

There were no reportable relationships or related party transactions for the years ended December 31, 2011 and 2010. During 1999, the Company approved a supplemental retirement benefit for Donald J. Douglass which is paid on a quarterly basis over a period of fourteen and one-half years that began in the year 2000. The balance on December 31, 2011 and 2010 was $184,000 and $248,000, respectively, and is included in the Accrued liabilities and Other long-term liabilities sections of the Company's consolidated balance sheet.

Revenue Recognition

The Company recognizes revenue when each of the following four criteria are met: 1) a contract or sales arrangement exists; 2) products have been shipped per agreed terms and title has been transferred or services have been rendered; 3) the prices of the products or services are fixed or determinable; and 4) collectability is reasonably assured. Pre-season sales orders are solicited in the fall in advance of the dealer's sales season in the spring and summer. Pre-season sales orders are shipped beginning in the fall and continuing through the spring and represent an opportunity for the Company's factories to level their production/shipping volumes through the winter months. These pre-season shipments carry descending discounts in conjunction with delayed payment terms of up to six months from the dealer's requested delivery date. Revenue from sales is recorded net of a provision for discounts that are anticipated to be earned and deducted at time of payment by the customer. These approximated discounts represent an average of historical amounts taken and are adjusted as program terms are changed. The reserves for discounts are reviewed and adjusted quarterly. From time to time, revenue is recognized under a bill and hold arrangement. Revenue recognized under bill and hold arrangements for 2011, 2010, and 2009 was immaterial.

Accounting for Internal Use Software

The Company capitalizes certain costs associated with the development and installation of internal use software. Internal use software costs are expensed or capitalized depending on whether they are incurred in the preliminary project stage, application development stage or the post-implementation stage. Amounts capitalized are amortized over the estimated useful lives of the software.

The book value of capitalized software net of depreciation is approximately $1,320,000 and $1,779,000 on December 31, 2011 and December 31, 2010, respectively. Software depreciation expense was $822,000, $749,000 and $721,000 in 2011, 2010 and 2009, respectively. Internal use software is amortized for financial reporting purposes using the straight-line method over the estimated life of two to seven years.

Shipping and Handling Costs

The Company's policy is to include shipping and handling costs in costs of goods sold.

Advertising

We charge advertising costs to expense as incurred. Advertising and marketing expense related to operations for fiscal years 2011, 2010 and 2009 was approximately $6,441,000, $5,135,000 and $4,378,000, respectively. Advertising and marketing expenses are included in Selling, General and Administrative expenses ("SG&A").

Research and Development

Product development and engineering costs charged to SG&A amounted to $6,017,000, $5,774,000, and $4,762,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Legal Costs

The Company's policy is to accrue for legal costs expected to be incurred in connection with loss contingencies.

Federal Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial reporting basis and tax basis of assets and liabilities, and are measured by applying enacted statutory tax rates applicable to the future years in which deferred tax assets or liabilities are expected to be settled or realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that we will realize the benefits of these deductible differences.

We do not provide for a U.S. income tax liability on undistributed earnings of our foreign subsidiaries. The earnings of non-U.S. subsidiaries, which reflect full provision for non-U.S. income taxes, are currently indefinitely reinvested in non-U.S. operations.

Business Combinations

Effective January 1, 2009, we adopted the new provisions of ASC Topic 805, "Business Combinations," which address the recognition and measurement of (i) identifiable assets acquired or liabilities assumed, and any non-controlling interest in the acquiree, and (ii) goodwill acquired or gain from a bargain purchase. In addition, acquisition-related costs are accounted for as expenses in the period in which the costs are incurred and the services are received. These provisions were applied to the acquisition of certain assets and liabilities of *Bush Hog* LLC in the fourth quarter of 2009 and *Tenco* in the fourth quarter of 2011, which is discussed in Note 20.

Stock-Based Compensation

We are using the modified-prospective transition method; however, for unvested equity awards outstanding we continue to amortize those awards using the minimum value method. Measurement and recognition of compensation expense for all share-based payment awards made to employees and directors is recognized based on estimated fair values. We use the Black-Scholes pricing model to determine the fair value of the stock options on the grant dates for stock awards made and we amortize the fair value of share-based payments on a straight-line basis over the requisite service periods of the award, which is generally the vesting period.

The Black-Scholes valuation model requires us to make assumptions and judgments about the variables used in the calculation. These variables and assumptions include the fair value of our common stock, expected term, the expected volatility, the risk-free interest rate, expected dividends, and the estimated rate of forfeitures of unvested stock options.

The Company calculated the fair value for options using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2011, 2010, and 2009:

	December 31,		
	2011	2010	2009
Risk-free interest rate	2.64 %	3.04 %	2.67 %
Dividend yield	1.2 %	1.2 %	1.2 %
Volatility factors	46.7 %	44.3 %	42.8 %
Weighted-average expected life	8.0 years	8.0 years	7.5 years

Fair Value Measurements and Disclosures

In January 2010, the provisions of ASC Topic 820 were modified to require additional disclosures, including transfers in and out of Level 1 and 2 fair value measurements and the gross basis presentation of the reconciliation of Level 3 fair value measurements. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for disclosures related to Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 (including interim periods). Early adoption was permitted. We have adopted all of these provisions of ASC Topic 820 effective December 31, 2009. Since only disclosures are affected by these requirements, the adoption of these provisions did not affect our financial position or results of operations.

2. EARNINGS PER SHARE

The following table sets forth the reconciliation from basic to diluted average common shares and the calculations of net income per common share. Net income for basic and diluted calculations does not differ.

(in thousands, except per share amounts)	2011	2010	2009
Net income	$ 32,070	$ 21,117	$ 18,633
Average common shares:			
Basic (weighted-average outstanding shares)	11,848	11,782	10,330
Dilutive potential common shares from stock options	118	111	33
	11,966	11,893	10,363
Basic earnings per share	$ 2.71	$ 1.79	$ 1.80
Diluted earnings per share	$ 2.68	$ 1.78	$ 1.80

Stock options totaling 78,337 shares in 2011, 133,700 shares in 2010, and 304,533 shares in 2009 were not included in the diluted earnings per share calculation because the effect would have been anti-dilutive.

3. VALUATION AND QUALIFYING ACCOUNTS

Valuation and qualifying accounts included the following:

(in thousands)	Balance Beginning of Year	Net Charged to Costs and Expenses	Translations, Reclassifications and Acquisitions	Net Write-Offs or Discounts Taken	Balance End of Year
2011					
Allowance for doubtful accounts	$ 2,852	$ 992	$ (65)	$ (564)	$ 3,215
Reserve for sales discounts	11,903	62,935	9	(60,280)	14,567
Reserve for inventory obsolescence	7,506	3,403	(123)	(3,156)	7,630
Reserve for warranty	5,554	6,070	248	(6,559)	5,313
2010					
Allowance for doubtful accounts	$ 2,548	$ 1,112	$ (81)	$ (727)	$ 2,852
Reserve for sales discounts	3,803	51,813	(2)	(43,711)	11,903
Reserve for inventory obsolescence	9,060	2,811	(230)	(4,135)	7,506
Reserve for warranty	5,972	7,225	(173)	(7,470)	5,554
2009					
Allowance for doubtful accounts	$ 2,430	$ 546	$ 114	$ (543)	$ 2,548
Reserve for sales discounts	6,849	25,514	5	(28,565)	3,803
Reserve for inventory obsolescence	8,978	1,515	163	(1,596)	9,060
Reserve for warranty	4,764	6,609	1,250	(6,651)	5,972

Allowance for Doubtful Accounts

The Company evaluates the collectability of its accounts receivable based on a combination of factors. In circumstances where it is aware of a specific customer's inability to meet its financial obligations, the Company records a specific reserve to reduce the amounts recorded to what it believes will be collected. For all other customers, it recognizes reserves for bad debt based on historical experience of bad debts as a percent of revenues for each business unit, adjusted for relative improvements or deteriorations in the aging and changes in current economic conditions.

The Company evaluates all receivables that are over 60 days old and will reserve specifically on a 90-day basis. The Company has a secured or insured interest on most of its wholegoods that each customer purchases. This allows the Company, in times of a difficult economy when the customer is unable to pay or has filed for bankruptcy (usually Chapter 11), to repossess the customer's inventory. This also allows Alamo Group to maintain only a reserve over its cost, which usually represents the margin on the original sales price.

The allowance for doubtful accounts balance was $3,215,000 on December 31, 2011, and $2,852,000 on December 31, 2010. The increase was mainly from the Company's Industrial and European operations.

Sales Discounts

On December 31, 2011, the Company had $14,567,000 in reserves for sales discounts compared to $11,903,000 on December 31, 2010 on product shipped to our customers under various promotional programs. The increase was due primarily to higher sales activity of the Company's agricultural products during the pre-season, which runs from September to December of each year with orders shipped through the first quarter of 2011. The Company reviews the reserve quarterly based on analysis made on each program outstanding at the time.

The Company bases its reserves on historical data relating to discounts taken by the customer under each program. Historically, between 85% and 95% of the Company's customers who qualify for each program actually take the discount that is available.

Inventories – Obsolete and Slow Moving

The Company had a reserve of $7,630,000 on December 31, 2011 and $7,506,000 on December 31, 2010 to cover obsolete and slow moving inventory. The increase in the reserve was mainly from the Company's U.S. operations. The obsolete and slow moving inventory policy states that the reserve is to be calculated as follows: 1) inventory with no usage over a three-year period is deemed obsolete and reserved at 100 percent; and 2) slow moving inventory with little usage requires a 100 percent reserve on items that have a quantity greater than a three-year supply. There are exceptions to the obsolete and slow moving classifications if approved by an officer of the Company, based on specific identification of an item or items that are deemed to be either included or excluded from this classification. In cases where there is no historical data, management makes a judgment based on a specific review of the inventory in question to determine what reserves, if any, are appropriate. New products or parts are generally excluded from the reserve policy until a three-year history has been established.

Warranty

The Company's warranty policy is generally to provide its customers warranty for up to one year on all wholegood units and 90 days on parts, though some components can have warranty for longer terms.

Warranty reserve, as a percentage of sales, is generally calculated by looking at the current twelve months' expenses and prorating that amount based on twelve months' sales with a ninety-day to six-month lag period. The Company's historical experience is that an end-user takes approximately 90 days to six months from the receipt of the unit to file a warranty claim. A warranty reserve is established for each different marketing group. Reserve balances are evaluated on a quarterly basis and adjustments made when required.

The current liability warranty reserve balance was $5,313,000 on December 31, 2011 and $5,554,000 on December 31, 2010. The decrease was mainly from the Company's Agricultural Division.

4. INVENTORIES

Inventories valued at LIFO represented 61% and 63% of total inventory for the years ended December 31, 2011 and 2010, respectively. The excess of current costs over LIFO-valued inventories was $9,459,000 and $7,654,000 on December 31, 2011 and December 31, 2010, respectively. (The $1,805,000 increase in LIFO reserve during 2011 came from increases in inventory levels within U.S. operations. The impact of the application of the LIFO method on the Statement of Income for years ended December 31 was a decrease to cost of sales in 2011 of $1,805,000, and a decrease in 2010 of $1,452,000, and a decrease in 2009 of $3,685,000.) Inventories consisted of the following on a cost basis, net of reserves:

	December 31,	
(in thousands)	2011	2010
Finished goods and parts	$ 90,226	$ 80,102
Work in process	10,570	9,857
Raw materials	13,509	9,345
	$ 114,305	$ 99,304

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

(in thousands)	December 31, 2011	December 31, 2010	Useful Lives
Land	$ 8,897	$ 8,656	
Buildings and improvements	59,068	55,237	10-20 yrs.
Machinery and equipment	58,795	55,438	3-15 yrs.
Office furniture and equipment	5,882	5,769	3-7 yrs.
Computer software	10,368	10,111	2-7 yrs.
Transportation equipment	4,566	4,463	3 yrs.
	147,576	139,674	
Accumulated depreciation	(86,034)	(78,490)	
	$ 61,542	$ 61,184	

Property, plant and equipment on December 31, 2011 and December 31, 2010 include $16,772,000 and $16,955,000, respectively, for items listed above that are held under capital leases. Accumulated depreciation relating to the capital leases on December 31, 2011 and 2010 was $8,003,000 and $7,428,000, respectively. Amortization related to the capital lease is included in depreciation expense.

6. GOODWILL

The changes in the carrying amount of goodwill for the twelve months ended December 31, 2009, 2010 and 2011 are as follows:

(in thousands)	
Balance at December 31, 2008	$ 48,107
Translation adjustment	1,204
Goodwill impairment	(14,104)
Balance at December 31, 2009	$ 35,207
Translation adjustment	(1,134)
Balance at December 31, 2010	$ 34,073
Translation adjustment	(424)
Goodwill impairment	(1,898)
Balance at December 31, 2011	$ 31,751

7. ACCRUED LIABILITIES

Accrued liabilities consist of the following balances:

(in thousands)	December 31, 2011	December 31, 2010
Salaries, wages and bonuses	$ 13,956	$ 12,605
Warranty	5,313	5,554
State taxes	4,473	5,323
Retirement	1,789	2,210
Other	5,185	4,121
	$ 30,716	$ 29,813

8. LONG-TERM DEBT

The components of long-term debt are as follows:

(in thousands)	December 31, 2011	December 31, 2010
Bank revolving credit facility	$ 7,000	$ 21,000
Capital lease obligations	646	1,763
Other notes payable	2,165	2,662
Total debt	9,811	25,425
Less current maturities	1,190	2,319
Total long-term debt	$ 8,621	$ 23,106

On November 6, 2009, the Company entered into the Seventh Amendment of the Amended and Restated Revolving Credit Agreement with Bank of America, N.A., Wells Fargo Bank, N.A., BBVA Compass Bank, and Rabobank, as its lenders. The revolving credit line remained at $125.0 million. Prior to the execution of this Amendment, BBVA Compass Bank acquired certain assets of Guaranty Bank which included this credit facility, and JPMorgan Chase Bank assigned its interest to Well Fargo Bank, N.A. The purpose of the amendment was to add *Bush Hog* as a member of the Obligated Group and pledge a first priority security interest in certain U.S. assets (accounts receivable, inventory, equipment, trademarks and trade names) of the Borrower and each member of the Obligated Group. The Lenders agreed to increase the operating leverage ratio during the next three quarters and to add a new EBIT to Interest Expense covenant in exchange for a commitment fee and an increase in the Applicable Interest Margin over LIBOR or Prime Rate advances.

On March 28, 2011, the Company entered into the Eighth Amendment of Amended and Restated Revolving Credit Agreement (the "Eighth Credit Agreement Amendment"), by and among the Company, the lenders party thereto and Bank of America, N.A. as administrative agent. The Eighth Credit Agreement Amendment amends certain provisions of the Company's existing credit facility to, among other things, (i) release the previously pledged security interest in certain assets of the Company and its specified subsidiaries which secured any indebtedness under the existing credit facility, (ii) extend the termination date of the Company's credit facility to March 28, 2016, (iii) reduce the aggregate commitments to $100,000,000, (iv) provide the Company the option to request an increase in aggregate commitments under the existing credit facility of up to $50,000,000, subject to the conditions set forth therein (v) lower the applicable leverage ratio, subject to certain exceptions and conditions, (vi) modify the limitation on capital expenditure, (vii) modify the limitation on other indebtedness and (viii) decrease the applicable interest margin for specified advances.

As of December 31, 2011, there was $7,000,000 borrowed under the revolving credit facility. On December 31, 2011, $1,095,000 of the revolver capacity was committed to irrevocable standby letters of credit issued in the ordinary course of business as required by vendors' contracts resulting in approximately $92,000,000 in available borrowings.

On May 13, 2008, Alamo Group Europe Ltd. expanded its annual overdraft facility with Lloyd's TSB Bank plc from £1.0 million to £5.5 million. The facility was renewed on October 29, 2011 and outstanding balances currently bear interest at Lloyd's Base Rate plus 1.4% per annum. The facility is unsecured but guaranteed by the U.K. subsidiaries of Alamo Group Europe Ltd. As of December 31, 2011, there were no outstanding balances in British pounds borrowed against the U.K. overdraft facility.

There are additional annual lines of credit: for the Company's French operations in the amount of 6,200,000 Euros, which includes the *Rivard* credit facilities; for our Canadian operation in the amount of 3,500,000 Canadian dollars; and for our Australian operation in the amount of 800,000 Australian dollars. As of December 31, 2011, 181,000 Euros were borrowed against the French line of credit; no Canadian dollars were outstanding on the Canadian line of credit; and 350,000 Australian dollars were outstanding under its facility. The Canadian and Australian revolving credit facilities are guaranteed by the Company. The Company's borrowing levels for working capital are seasonal with the greatest utilization generally occurring in the first quarter and early spring.

As of December 31, 2011, the Company is in compliance with the terms and conditions of its credit facilities.

The aggregate maturities of long-term debt, as of December 31, 2011, are as follows: $1,190,000 in 2012; $492,000 in 2013; $335,000 in 2014; $242,000 in 2015; $7,241,000 in 2016; and $311,000 thereafter.

The fair value of the Company's debt is based on secondary market indicators. Since the Company's debt is not quoted, estimates are based on each obligation's characteristics, including remaining maturities, interest rate, credit rating, collateral, amortization schedule and liquidity. The carrying amount approximates fair value.

9. DERIVATIVES AND HEDGING

Most of the Company's outstanding debt is advanced from a revolving credit facility that accrues interest at a contractual margin over current market interest rates. The Company's financing costs associated with this credit facility can materially change with market increases and decreases of short-term borrowing rates, specifically London Interbank Offered Rate ("LIBOR"). During the second quarter of 2007, the Company entered into two interest rate swap agreements with JPMorgan that hedge future cash flows related to its outstanding debt obligations. One swap had a three-year term and fixed the LIBOR base rate at 4.910% covering $20 million of this debt, which expired on March 31, 2010. The other had a four-year term and fixed the LIBOR base rate at 4.935% covering an additional $20 million of these variable rate borrowings and expired on March 31, 2011. At December 31, 2011, there was zero liability related to the expired interest rate swaps.

10. FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. There is a three-tier fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. Fair value measurements are classified under the following hierarchy:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

Level 3 – Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

When available, the Company uses quoted market prices to determine fair value, and the Company classifies such measurements within Level 1. In some cases where market prices are not available, the Company makes use of observable market-based inputs to calculate fair value, in which case the measurements are classified with Level 2. If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters such as interest rates, yield curves, currency rates, etc. These measurements are classified within Level 3.

Fair value measurements are classified to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

11. INCOME TAXES

The jurisdictional components of income before taxes consist of the following:

(in thousands)	December 31, 2011	2010	2009
Income before income taxes:			
Domestic	$ 28,118	$ 15,639	$ 13,381
Foreign	19,139	13,393	17,725
	$ 47,257	$ 29,032	$ 31,106

The components of income tax expense (benefit) consist of the following:

(in thousands)	December 31, 2011	2010	2009
Current:			
Domestic	$ 7,774	$ 8,995	$ (1,059)
Foreign	5,424	3,851	5,017
State	1,139	1,453	(381)
	14,337	14,299	3,577
Deferred:			
Domestic	397	(5,308)	8,017
Foreign	331	(284)	(641)
State	122	(792)	1,520
	850	(6,384)	8,896
Total income taxes	$ 15,187	$ 7,915	$ 12,473

The difference between income tax expense (benefit) for financial statement purposes and the amount of income tax expense computed by applying the domestic statutory income tax rate of 34% to income loss before income taxes consist of the following:

(in thousands)	December 31, 2011	2010	2009
Domestic statutory rate at 34%	$ 16,067	$ 9,871	$ 10,576
Increase (reduction) from:			
Jurisdictional rate differences	(1,273)	(986)	(581)
Goodwill impairment	633	—	2,686
Valuation allowance	—	—	(793)
Stock based compensation	161	135	138
U.S. state taxes	740	436	746
Domestic Production Deduction	(796)	(744)	(50)
R&E Credit Reserve	(252)	(1,068)	—
Other, net	(93)	271	(249)
Provision for income taxes	$ 15,187	$ 7,915	$ 12,473
Effective tax rate	32 %	27 %	40 %

Deferred income taxes arise from temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. The components of the Company's deferred income tax assets and liabilities consist of the following:

	December 31,	
(in thousands)	2011	2010
Deferred income tax assets:		
Inventory basis difference	$ 1,464	$ 1,219
Accounts receivable reserve	320	665
Stock based compensation	518	325
Pension liability	3,839	2,717
Employee benefit accrual	382	347
Environmental reserve	450	568
Product liability and warranty reserves	797	1,035
Derivative liability	—	88
Expenses not deductible for tax purposes	—	547
Foreign net operating loss	374	613
State net operating loss	279	—
Total deferred income tax assets	$ 8,423	$ 8,124
Deferred income tax liabilities:		
Inventory basis differences	$ (246)	$ —
Depreciation	(3,924)	(5,444)
Intangible assets	(710)	(435)
Deferred revenue	(218)	(289)
Expenses not deductible for tax purposes	(397)	(338)
Total deferred income tax liabilities	$ (5,495)	$ (6,506)
Net deferred income tax assets	$ 2,928	$ 1,618

As of December 31, 2011, the Company had foreign deferred tax assets consisting of foreign net operating losses and other tax benefits available to reduce future taxable income in a foreign jurisdiction. These foreign jurisdictions' net operating loss carryforwards are in the approximate amount of $4.9 million with an unlimited carryforward period. The Company also has U.S. state net operating loss carryforwards in the approximate amount of $5.6 million which expire from 2014 to 2028.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the expectation of future taxable income and that the deductible temporary differences will offset existing taxable temporary differences, the Company believes it is more likely than not that it will realize the benefits of these deductible differences.

Deferred income taxes have not been provided on the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and the respective tax bases of the Company's foreign subsidiaries, based on the determination that such differences are essentially permanent in duration in that the earnings of the subsidiaries are expected to be indefinitely reinvested in foreign operations. As of December 31, 2011, the cumulative undistributed earnings of these subsidiaries approximated $115,625,000. If these earnings were not considered indefinitely reinvested, deferred income taxes would have been recorded after the consideration of foreign tax credits. At this time, it is not practicable to estimate the amount of additional income taxes that might be payable on those earnings, if distributed.

The Company adopted the provisions of FASB ASC Section 740-10-25 (formerly FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes") on January 1, 2007. During the 3rd quarter of 2010, the Company completed a research and development credit study (R&D study) related to prior year tax returns. The R&D study resulted in tax credits of approximately $1,1000,000. The Company has recorded an unrecognized tax benefit in the amount of $193,000 as of December 31, 2010. In 2011, the Company recorded an additional R&D tax credit of $252,000 for federal and $164,000 for state, and recorded an additional unrecognized tax benefit of approximately $42,000 that if recognized would affect our annual effective tax rate. We do not expect our unrecognized tax benefits to change significantly over the next 12 months.

	December 31,	
	2011	2010
Balance as of beginning of year	$ 193,000	$ —
Additions for tax positions related to the current year	42,000	193,000
Reductions for tax positions related to prior years	—	—
Balance as of end of year	$ 235,000	$ 193,000

The Company adopted the policy to include interest and penalty expense related to income taxes as interest and other expense, respectively. As of December 31, 2011, no interest or penalties has been or is required to be accrued. The Company's open tax years for its federal and state income tax returns are for the tax years ended 2006 through 2011.

12. COMMON STOCK

The Company was authorized by its Board of Directors in 1997 to repurchase up to 1,000,000 shares of the Company's common stock to be funded through working capital and credit facility borrowings. No shares were repurchased in 2010 or 2011. The authorization to repurchase up to 1,000,000 shares remains available less 42,600 shares, previously purchased.

Subsequent to December 31, 2011, the Company declared and paid a dividend of $.06 per share.

13. STOCK OPTIONS

Incentive Options

On April 28, 1994, the stockholders approved the 1994 Incentive Stock Option Plan ("1994 ISO Plan") for key employees. Each option becomes vested and exercisable for up to 20% of the total optioned shares each year after grant. Under the terms of this plan, the exercise price of the shares subject to each option granted would not be less than the fair market value of the common stock at the date the option is granted.

There are 58,030 shares outstanding under this option plan. No further option grants can be made under this plan.

On May 3, 2005, the stockholders of the Company approved the 2005 Incentive Stock Option Plan ("2005 ISO Plan") and the Company reserved 500,000 shares of common stock for options to be issued under the 2005 ISO Plan. During the years ended December 31, 2011, 2010 and 2009, options to purchase 35,000 shares, 19,000 shares and 99,000 shares, respectively, were granted under this plan. Each option becomes vested and exercisable for up to 20% of the total optioned shares one year following the grant of the option and for an additional 20% of the total optioned shares after each succeeding year until the option is fully exercisable at the end of the fifth year.

Following is a summary of activity in the Incentive Stock Option Plans for the periods indicated:

	2011		2010		2009	
	Shares	Exercise Price*	Shares	Exercise Price*	Shares	Exercise Price*
Options outstanding at beginning of year	360,130	$ 18.29	345,480	$ 18.73	253,980	$ 20.44
Granted	35,000	26.45	19,000	24.69	99,000	11.45
Exercised	(15,650)	12.03	(4,350)	12.98	—	—
Cancelled	(2,000)	24.69	—	—	(7,500)	20.04
Options outstanding at end of year	377,480	19.27	360,130	18.29	345,480	18.73
Options exercisable at end of year	243,180	$ 19.32	209,530	$ 18.86	156,780	$ 18.74
Options available for grant at end of year	162,500		195,500		214,500	

Weighted Averages

Options outstanding and exercisable at December 31, 2011 were as follows:

Qualified Stock Options	Options Outstanding			Options Exercisable	
	Shares	Remaining Contractual Life (yrs)*	Exercise Price*	Shares	Exercise Price*
Range of Exercise Price					
$11.45 - $17.85	137,480	5.93	$ 12.27	78,980	$ 12.87
$19.79 - $26.45	240,000	6.35	$ 23.29	164,200	$ 22.42
Total	377,480			243,180	

Weighted Averages

The weighted-average grant-date fair values of options granted during 2011, 2010, and 2009 were $12.50, $11.40 and $5.08, respectively. As of December 31, 2011, there was $816,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plans. That cost is expected to be recognized over a period of five years.

Non-qualified Options

On May 7, 2009, the stockholders of the Company approved the 2009 Equity Incentive Plan and the Company reserved 400,000 shares of common stock for this plan. Options become vested and exercisable for up to 20% of the total optioned shares one year following the grant of the option and for an additional 20% of the total optioned shares after each succeeding year until the option is fully exercisable at the end of the fifth year.

Following is a summary of activity in the Non-Qualified Stock Option Plans for the periods indicated:

	2011		2010		2009	
	Shares	Exercise Price*	Shares	Exercise Price*	Shares	Exercise Price*
Options outstanding at beginning of year	102,400	$ 15.62	186,000	$ 14.57	226,000	$ 12.62
Granted	30,000	26.45	—	—	85,000	11.45
Exercised	(14,600)	11.45	(78,600)	12.52	(125,000)	8.94
Cancelled	(5,000)	25.18	(5,000)	25.18	—	—
Options outstanding at end of year	112,800	18.62	102,400	15.62	186,000	14.57
Options exercisable at end of year	37,400	$ 19.57	30,300	$ 20.79	79,000	$ 15.17
Options available for grant at end of year	320,500		364,000		367,000	

**Weighted Averages*

Options outstanding and exercisable as of December 31, 2011 were as follows:

Non-Qualified Stock Options	Options Outstanding			Options Exercisable	
	Shares	Remaining Contractual Life (yrs)*	Exercise Price*	Shares	Exercise Price*
Range of Exercise Price					
$11.45 - $12.10	54,300	8.00	$ 11.45	12,900	$ 11.45
$13.96 - $19.79	6,000	4.00	19.79	6,000	19.79
$25.02 - $26.45	52,500	8.24	$ 25.90	18,500	$ 25.16
Total	112,800			37,400	

**Weighted Averages*

The weighted-average grant-date fair values of options granted during 2011 and 2009 were $12.50 and $5.08, respectively. No options were granted in 2010. There were 30,000 options granted in 2011. As of December 31, 2011, there was $478,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plans. That cost is expected to be recognized over a period of five years.

During 2011, 2010 and 2009, 14,600, 78,600, and 125,000 non-qualified options, respectively, were exercised, $167,000, $984,000, and $1,117,000 of cash receipts were received, respectively, and tax deductions of $178,000, $796,000, and $289,000 were realized, respectively, for the tax deductions from option exercises.

Restricted Stock Units

Following is a summary of activity in the Restricted Stock Units for the periods indicated:

	Shares	Price	Weighted-average remaining contractual term (in years)
Options outstanding at beginning of year	9,000	$ 15.86	
Granted	13,500	26.08	—
Vested	(2,750)	15.06	—
Forfeited or Cancelled	—	—	—
Options outstanding at end of year	19,750	$ 22.96	3.48

Restricted stock units vest 25% after one year following the award date and for an additional 25% of total awarded shares each succeeding year until fully vested. As of December 31, 2011, there was $240,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plans. That cost is expected to be recognized over a period of four years.

14. RETIREMENT BENEFIT PLANS

Defined Benefit Plans

In connection with the February 3, 2006 purchase of all the net assets of the *Gradall* excavator business, the Company assumed sponsorship of two *Gradall* non-contributory defined benefit pension plans, both of which are frozen with respect to both future benefit accruals and future new entrants.

The *Gradall* Company Hourly Employees' Pension Plan covers approximately 330 former employees and 150 current employees who (i) were formerly employed by JLG Industries, Inc., (ii) were covered by a collective bargaining agreement and (iii) first participated in the plan before April 6, 1997. An amendment ceasing all future benefit accruals was effective April 6, 1997.

The *Gradall* Company Employees' Retirement Plan covers approximately 235 former employees and 94 current employees who (i) were formerly employed by JLG Industries, Inc., (ii) were not covered by a collective bargaining agreement and (iii) first participated in the plan before December 31, 2004. An amendment ceasing future benefit accruals for certain participants was effective December 31, 2004. A second amendment discontinued all future benefit accruals for all participants effective April 24, 2006.

The following tables set forth the change in plan assets, change in projected benefit obligation, rate assumptions and components of net periodic benefit cost as of December 31 with respect to these plans. The measurement dates of the assets and liabilities of both plans were December 31 of the respective years presented.

(in thousands)	Year Ended December 31, 2011 Hourly Employees' Pension Plan	Employees' Retirement Plan	Total
Change in projected benefit obligation			
Benefit obligation at beginning of year	$ 9,511	$ 16,427	$ 25,938
Service cost	8	4	12
Interest cost	469	858	1,327
Liability actuarial (gain)/loss	1,098	2,650	3,748
Benefits paid	(632)	(701)	(1,333)
Benefit obligation at end of year	10,454	19,238	29,692
Change in fair value of plan assets			
Fair value of plan assets at beginning of year	6,303	12,485	18,788
Return on plan assets	(73)	(65)	(138)
Employer contributions	1,065	519	1,584
Benefits paid	(632)	(702)	(1,334)
Fair value of plan assets at end of year	6,663	12,237	18,900
Underfunded status – December 31, 2011	$ (3,791)	$ (7,001)	$ (10,792)
Accumulated benefit obligation – December 31, 2011	$ 10,454	$ 19,238	$ 29,692

(in thousands)	Year Ended December 31, 2010 Hourly Employees' Pension Plan	Employees' Retirement Plan	Total
Change in projected benefit obligation			
Benefit obligation at beginning of year	$ 9,067	$ 15,056	$ 24,123
Service cost	6	3	9
Interest cost	498	864	1,362
Liability actuarial (gain)/loss	578	1,119	1,697
Benefits paid	(638)	(615)	(1,253)
Benefit obligation at end of year	9,511	16,427	25,938
Change in fair value of plan assets			
Fair value of plan assets at beginning of year	5,560	10,922	16,482
Return on plan assets	678	1,319	1,997
Employer contributions	702	859	1,561
Benefits paid	(638)	(615)	(1,253)
Fair value of plan assets at end of year	6,302	12,485	18,787
Underfunded status – December 31, 2010	$ (3,209)	$ (3,942)	$ (7,151)
Accumulated benefit obligation – December 31, 2010	$ 9,511	$ 16,427	$ 25,938

The Company recognizes the overfunded or underfunded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of defined benefit postretirement plans as an asset or liability in its statement of financial position and recognizes changes in the funded status in the year in which the changes occur. The Company measures the funded status of a plan as of the date of its year-end statement of financial position.

The underfunded status of the plan of $10,792,000 and $7,151,000 as of December 31, 2011 and 2010, respectively, is recognized in the accompanying consolidated balance sheets as long-term accrued pension liability because plan assets are less than the value of benefit obligations expected to be paid.

The accumulated benefit obligation for our pension plans represents the actuarial present value of benefits based on employee service and compensation as of a certain date and does not include an assumption about future compensation levels.

In determining the projected benefit obligation and the net pension cost, we used the following significant weighted-average assumptions:

Assumptions used to determine benefit obligations at December 31:

	Hourly Employees' Pension Plan		Employees' Retirement Plan	
	2011	**2010**	**2011**	**2010**
Discount rate	4.06%	5.12%	4.18%	5.30%
Composite rate of compensation increase	N/A	N/A	N/A	N/A

Assumptions used to determine net periodic benefit cost for the years ended December 31:

	Hourly Employees' Pension Plan		Employees' Retirement Plan	
	2011	**2010**	**2011**	**2010**
Discount rate	5.12%	5.67%	5.30%	5.83%
Long-term rate of return on plan assets	7.75%	7.75%	7.75%	7.75%
Composite rate of compensation increase	N/A	N/A	N/A	N/A

The Company employs a building block approach in determining the expected long-term rate on return on plan assets. Historical markets are studied and long-term historical relationships between equities and fixed income are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term market assumptions are determined. The long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to check for reasonability and appropriateness.

The following tables present the components of net periodic benefit cost (gains are denoted with parentheses and losses are not):

	Year Ended December 31, 2011		
(in thousands)	Hourly Employees' Pension Plan	Employees' Retirement Plan	Total
Service cost	$ 8	$ 4	$ 12
Interest cost	469	858	1,327
Expected return on plan assets	(514)	(963)	(1,477)
Amortization of prior service cost	—	—	—
Amortization of net (gain)/loss	117	77	194
Net periodic benefit cost	$ 80	$ (24)	$ 56

	Year Ended December 31, 2010		
(in thousands)	Hourly Employees' Pension Plan	Employees' Retirement Plan	Total
Service cost	$ 6	$ 3	$ 9
Interest cost	499	864	1,363
Expected return on plan assets	(431)	(850)	(1,281)
Amortization of prior service cost	—	—	—
Amortization of net (gain)/loss	96	33	129
Net periodic benefit cost	$ 170	$ 50	$ 220

The Company estimates that $659,000 of unrecognized actuarial expense will be amortized from accumulated other comprehensive income into net periodic benefit costs during 2012.

The Company employs a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value, and small and large capitalizations. Other assets such as real estate, private equity, and hedge funds are used judiciously to enhance long-term returns while improving portfolio diversification. Derivatives may be used to gain market exposure in an efficient and timely manner; however, derivatives may not be used to leverage the portfolio beyond the market value of the underlying investments. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements, and periodic asset/liability studies.

The pension plans' weighted-average asset allocations as a percentage of plan assets at December 31 are as follows:

	Hourly Employees' Pension Plan		Employees' Retirement Plan	
	2011	2010	2011	2010
Equity securities	56%	47%	56%	47%
Debt securities	38%	45%	38%	45%
Short-term investments	1%	3%	1%	3%
Other	5%	5%	5%	5%
Total	100%	100%	100%	100%

As of December 31, 2011, we used the following valuation techniques to measure fair value for assets. There were no changes to these methodologies during 2011: Level 1 - Assets were valued using the closing price reported in the active market in which the individual security was traded. Level 2 - Assets were valued using quoted prices in markets that are not active, broker dealer quotations, net asset value of shares held by the plans, and other methods by which all significant inputs were observable at the measurement date. Level 3 - Assets were valued using valuation reports from the respective institutions at the measurement date. The following table presents the hierarchy levels for our postretirement benefit plan investments as of:

(in thousands)	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds:				
Small Cap	$ 1,321	$ 1,321	$ —	$ —
Mid Cap	1,238	1,238		
Large Cap	7,130	7,130		
International	1,835	1,835		
Common/Collective:				
Liability Driven Solution	2,614	—	2,614	—
Wells Fargo International Equity Index Fund	906		906	
Wells Fargo Large Cap Growth Index Fund	1,085		1,085	
Wells Fargo Large Cap Value Index Fund	1,108		1,108	
Wells Fargo Russell 2000 Index Fund	656		656	
Wells Fargo S&P Mid Cap Index Fund	734		734	
Cash & Short-term Investments	265	265		
Total	$ 18,892	$ 11,789	$ 7,103	$ —

(in thousands)	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds:				
Small Cap	$ 1,418	$ 1,418	$ —	$ —
Mid Cap	1,737	1,737		
Large Cap	6,567	6,567		
Common/Collective:				
Liability Driven Solution	4,266	—	4,266	—
Wells Fargo International Equity Index Fund	703		703	
Wells Fargo Large Cap Growth Index Fund	1,273		1,273	
Wells Fargo Large Cap Value Index Fund	1,223		1,223	
Wells Fargo Russell 2000 Index Fund	466		466	
Wells Fargo S&P Mid Cap Index Fund	483		483	
Cash & Short-term Investments	652	652		
Total	$ 18,788	$ 10,374	$ 8,414	$ —

Our interests in the common collective trust investments are managed by one custodian. Consistent with our investment strategy, the custodian has invested the assets across a widely diversified portfolio of U.S. and international equity and fixed income securities. Fair values of each security within the collective trust as of December 31, 2011 were obtained from the custodian and are based on quoted market prices of individual investments; however, since the fund itself does not have immediate liquidity or a quoted market price, these assets are considered Level 2.

The common collective funds noted in the above table have estimated fair value using the net asset value per share of investments. Investments can be redeemed immediately at the current net asset value per share based on the fair value of the underlying assets. Redemption frequency is daily. The categories contain investments in equity securities of smaller growing companies, medium-sized U.S. companies, large value-oriented and growth-oriented companies and foreign companies traded on international markets.

Expected benefit payments are estimated using the same assumptions used in determining our benefit obligation as of December 31, 2011. The following table illustrates the estimated pension benefit payments which reflect expected future service, as appropriate, that are projected to be paid:

(in thousands)	Hourly Employees' Pension Plan	Employees' Retirement Plan	Total
2012	$ 662	$ 769	$ 1,431
2013	656	803	1,459
2014	654	873	1,527
2015	646	900	1,546
2016	648	945	1,593
Years 2017 through 2021	$ 3,246	$ 5,589	$ 8,835

Supplemental Retirement Plan

The Board of Directors of the Company adopted the Alamo Group Inc. Supplemental Executive Retirement Plan (the "SERP"), effective as of January 3, 2011. The SERP will benefit certain key management or other highly compensated employees of the Company and/or certain subsidiaries who are selected by the Compensation Committee and approved by the Board to participate.

The SERP is intended to provide a benefit from the Company upon retirement, death or disability, or a change in control of the Company. Accordingly, the SERP obligates the Company to pay to a participant a Retirement Benefit (as defined in the SERP) upon the occurrence of certain payment events to the extent a participant has a vested right thereto. A participant's right to his or her Retirement Benefit becomes vested in the Company's contributions upon 10 years of Credited Service (as defined in the SERP) or a change in control of the Company. The Retirement Benefit is based on 20% of the final three-year average salary of each participant on or after his or her normal retirement age (65 years of age). In the event of the participant's death or a change in control, the participant's vested retirement benefit will be paid in a lump sum to the participant or his or her estate, as applicable, within 90 days after the participant's death or a change in control, as applicable. In the event the participant is entitled to a benefit from the SERP due to disability, retirement or other termination of employment, the benefit will be paid in monthly installments over a period of fifteen years.

The Company records amounts relating to the SERP based on calculations that incorporate various actuarial and other assumptions, including discount rates, rate of compensation increases, retirement dates and life expectancies. The net periodic costs are recognized as employees render the services necessary to earn the SERP benefits.

In connection with the initiation of the SERP, the Company recorded an unfunded long-term liability of $1,964,301, a deferred tax asset of $746,000 and $1,218,301 in accumulated other comprehensive income. The $1,964,301 represents prior service cost which will be amortized over the average remaining service periods of the employees. The prior service cost is included as a component of net periodic pension cost. The prior service cost expected to be amortized for the year ended December 31, 2011 is $263,665.

The change in the Projected Benefit Obligation (BPO) as of December 31, 2011 is shown below in thousands:

Benefit obligation at January 1, 2011	$	—
Service cost		108
Interest cost		103
Liability actuarial (gain)/loss		409
Plan Amendments		1,964
Benefit obligation at December 31, 2011	$	2,584

The components of Net Periodic Pension Expense were as follows in thousands:

		2011
Service Cost	$	108
Interest Cost		103
Amortization of Prior Service Cost		264
Net Periodic Benefit Cost	$	475

The Net Periodic Pension Expense is based on the following assumptions: 4.04% discount rate; 3% rate of compensation increases and a 7.45 year amortization period for 2011.

Future estimated benefits expected to be paid from the plan over the next ten years as follows in thousands:

2012	$	10
2013		42
2014		43
2015		50
2016		98
Years 2017 through 2021	$	1,069

Defined Contribution Plans

The Company has three defined contribution plans, The *Gradall* Salaried Employees' Savings and Investment Plan ("Salary Plan"), The *Gradall* Hourly Employees' Savings and Investment Plan ("Hourly Plan") and The International Association of Machinist and Aerospace Retirement Plan ("IAM Plan"). The Company contributed $356,000 and $269,000 to the IAM Plan for the plan years ended December 31, 2011 and 2010, respectively. The Company converted the Salary Plan into its 401(k) retirement and savings plan and put the Hourly Plan into a separate 401(k) retirement and savings plan.

The Company provides a defined contribution 401(k) retirement and savings plan for eligible U.S. employees. Company matching contributions are based on a percentage of employee contributions. Company contributions to the plan during 2011, 2010 and 2009 were $992,000, $481,000, and $1,330,000, respectively. A U.S. subsidiary of the Company had an Hourly Employee Pension Plan of Trust covering collective bargaining which was terminated on December 31, 2006. As of January 1, 2006 the employees were added to the existing 401(k) retirement and salary plan.

Three of the Company's international subsidiaries also participate in a defined contribution and savings plan covering eligible employees. The Company's international subsidiaries contribute between 3% and 10% of the participant's salary up to a specific limit. Total contributions made to the above plan were $676,000, $607,000, and $537,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

15. SEGMENT REPORTING

The Company reports three business segments: North American Industrial, North American Agricultural and European. The Company's sales are principally within the United States, United Kingdom, France, Canada and Australia. The Company sells its products primarily through a network of independent dealers and distributors to governmental end-users, related independent contractors, as well as to the agricultural and commercial turf markets.

The Company has included a summary of the financial information by reporting segment. The following table presents the revenues, income from operations (loss), goodwill and total identifiable assets by reporting segment for the years ended December 31, 2011, 2010 and 2009:

	December 31,		
(in thousands)	2011	2010	2009
Net Revenue			
North American Industrial	$ 229,594	$ 196,783	$ 177,593
North American Agricultural	203,993	181,349	95,188
European	170,006	160,416	182,044
Consolidated	$ 603,593	$ 538,548	$ 454,825
Income from Operations			
North American Industrial	$ 23,782	$ 8,513	$ (12,426)
North American Agricultural	16,640	10,073	31,206
European	8,163	12,287	15,754
Consolidated	$ 48,585	$ 30,873	$ 34,534
Goodwill			
North American Industrial	$ 13,316	$ 13,316	$ 13,128
North American Agricultural	—	—	—
European	18,435	20,757	22,079
Consolidated	$ 31,751	$ 34,073	$ 35,207
Total Identifiable Assets			
North American Industrial	$ 144,016	$ 120,293	$ 126,553
North American Agricultural	121,337	116,575	124,165
European	115,582	134,115	129,239
Consolidated	$ 380,935	$ 370,983	$ 379,957

16. INTERNATIONAL OPERATIONS AND GEOGRAPHIC INFORMATION

Following is selected financial information on the Company's international operations which include Europe, Canada and Australia:

	December 31,		
(in thousands)	2011	2010	2009
Net sales	$ 216,201	$ 193,182	$ 206,880
Income from operations	18,481	13,476	17,776
Income before income taxes	19,170	13,429	17,740
Identifiable assets	$ 154,465	$ 160,966	$ 153,968

Following is other selected geographic financial information on the Company's operations:

(in thousands)	December 31, 2011	2010	2009
Geographic net sales:			
United States	$ 381,390	$ 336,261	$ 240,319
United Kingdom	39,967	36,685	38,332
France	101,124	93,130	115,395
Canada	26,029	15,325	17,756
Australia	14,171	11,765	11,400
Other	40,912	45,382	31,623
Total net sales	$ 603,593	$ 538,548	$ 454,825
Geographic location of long-lived assets:			
United States	$ 52,263	$ 55,448	$ 59,094
United Kingdom	13,511	13,757	14,483
France	26,746	29,165	33,588
Canada	11,708	6,776	6,542
Australia	158	84	265
Total long-lived assets	$ 104,386	$ 105,230	$ 113,972

Net sales are attributed to countries based on the location of customers.

17. COMPREHENSIVE INCOME (LOSS)

For 2011, 2010 and 2009 the Company's Comprehensive Income was $24,913,000, $17,503,000, and $27,785,000, respectively.

The components of Accumulated Other Comprehensive Income (Loss) are as follows:

(in thousands)	December 31, 2011	2010	2009
Foreign currency translation adjustments	$ 1,610	$ 4,489	$ 8,148
Derivatives net of taxes	63	(171)	(744)
Actuarial (loss) gain on defined benefit pension plan, net of taxes	(7,297)	(2,785)	(2,257)
Accumulated other comprehensive income (loss)	$ (5,624)	$ 1,533	$ 5,147

18. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space and equipment under various operating leases, which generally are expected to be renewed or replaced by other leases. The Company has certain capitalized leases consisting principally of leases of buildings. As of December 31, 2011, future minimum lease payments under these non-cancelable leases and the present value of the net minimum lease payments for the capitalized leases are:

(in thousands)	Operating Leases	Capitalized Leases
2012	$ 1,268	$ 293
2013	839	291
2014	601	111
2015	296	9
2016	73	—
Thereafter	—	—
Total minimum lease payments	$ 3,077	$ 704
Less amount representing interest		58
Present value of net minimum lease payments		$ 646
Less current portion		257
Long-term portion		$ 389

Rental expense for operating leases was $1,879,000 for 2011, $1,632,000 for 2010, and $1,693,000 for 2009.

Purchase obligations of $80,918,000 represent an estimate of goods and services to be purchased under outstanding purchase orders not reflected on the Company's balance sheet. New purchase obligations should be received and paid for during the current fiscal year.

Other

Like other manufacturers, the Company is subject to a broad range of federal, state, local and foreign laws and requirements, including those concerning air emissions, discharges into waterways, and the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste materials, as well as the remediation of contamination associated with releases of hazardous substances at the Company's facilities and offsite disposal locations, workplace safety and equal employment opportunities. These laws and regulations are constantly changing, and it is impossible to predict with accuracy the effect that changes to such laws and regulations may have on the Company in the future. Like other industrial concerns, the Company's manufacturing operations entail the risk of noncompliance, and there can be no assurance that the Company will not incur material costs or other liabilities as a result thereof.

The Company knows that its Indianola, Iowa property is contaminated with chromium which most likely resulted from chrome plating operations which were discontinued before the Company purchased the property. Chlorinated volatile organic compounds have also been detected in water samples on the property, though the source is unknown at this time. The Company voluntarily worked with an environmental consultant and the state of Iowa with respect to these issues and believes it completed its remediation program in June 2006. The work was accomplished within the Company's environmental liability reserve balance. We requested a "no further action" classification from the state. We received a conditional "no further action" letter in January of 2009. When we demonstrate stable or improving conditions below residential standards for a certain period of time by monitoring existing wells, an unconditional "no further action" letter will be requested.

On December 31, 2011, the Company had an environmental reserve in the amount of $1,185,000 related to the acquisition of *Gradall's* facility in New Philadelphia, Ohio. The reserve of $1,185,000, is for potential ground water contamination/remediation that was identified before the acquisition and believed to have been generated by a third party company located near the *Gradall* facility.

The Company knows that *Bush Hog's* main manufacturing property in Selma, Alabama was contaminated with chlorinated volatile organic compounds which most likely resulted from painting and cleaning operations during the 1960s and 1970s. The contaminated areas were primarily in the location of underground storage tanks and underneath the former waste storage area. Under the Asset Purchase Agreement, *Bush Hog's* prior owner agreed to and has removed the underground storage tanks at its cost and has remediated the identified contamination in accordance with the regulations of the Alabama Department of Environmental Management. An environmental consulting firm was retained by the prior owner and administered the cleanup and will monitor the site on an ongoing basis until the remediation program is complete and approved by the applicable authorities.

Certain other assets of the Company contain asbestos that may have to be remediated over time. The Company believes that any subsequent change in the liability associated with the asbestos removal will not have a material adverse effect on the Company's consolidated financial position or results of operations.

The Company is subject to various other federal, state, and local laws affecting its business, as well as a variety of regulations relating to such matters as working conditions, equal employment opportunities, and product safety. A variety of state laws regulate the Company's contractual relationships with its dealers, some of which impose restrictive standards on the relationship between the Company and its dealers, including events of default, grounds for termination, non-renewal of dealer contracts, and equipment repurchase requirements. The Company believes it is currently in material compliance with all such applicable laws and regulations.

19. QUARTERLY FINANCIAL DATA (Unaudited)

Summarized quarterly financial data for 2011 and 2010 is presented below. Seasonal influences affect the Company's sales and profits, with peak business occurring in May through August.

(in thousands, except per share amounts)

	2011				2010			
	First	Second	Third	Fourth	First	Second	Third	Fourth
Sales	$ 140,715	$ 160,824	$ 155,057	$ 146,997	$ 131,153	$ 138,069	$ 136,673	$ 132,653
Gross profit	31,901	37,391	37,223	28,569	28,135	28,681	32,390	27,708
Net income	5,667	8,914	10,056	7,433	3,993	4,870	8,150	4,104
Earnings per share								
Diluted	$ 0.47	$ 0.74	$ 0.84	$ 0.62	$ 0.34	$ 0.41	$ 0.68	$ 0.34
Average shares								
Diluted	11,980	11,966	11,947	11,973	11,833	11,882	11,906	11,952
Dividends per share	$ .06	$ .06	$ .06	$ .06	$ .06	$ .06	$ .06	$ .06
Market price of common stock								
High	$ 29.27	$ 28.87	$ 25.05	$ 29.20	$ 20.36	$ 27.00	$ 25.41	$ 28.19
Low	$ 25.32	$ 21.09	$ 20.35	$ 19.71	$ 16.62	$ 19.58	$ 18.68	$ 21.55

The sum of quarterly earnings per share may not equal total year earnings per share due to rounding of earnings per share amounts, and differences in weighted-average shares and equivalent shares outstanding for each of the periods presented.

The third quarter 2010 results include a tax credit of $0.9 million relating to prior years research and development expenses. The fourth quarter 2011 results include the following items: (1) a pretax charge of $1.9 million related to goodwill impairment, (2) a $7.7 million gain on bargain purchase relating to *Tenco,* and (3) restructuring cost of $0.9 million relating to a plant closure.

20. ACQUISITIONS AND INVESTMENTS

Tenco

On October 18, 2011 ("Closing Date"), the Company acquired the majority of the assets and assumed certain liabilities of Tenco Group Inc. (*"Tenco"*) located in St. Valerien, Quebec, Canada. The purchase price was approximately $5.9 million and included substantially all of the ongoing business of *Tenco,* including the *Tenco* brand name and all related product names and trademarks (the "Acquisition").

The Acquisition was accounted for in accordance with ASC Topic 805, *Business Combinations* ("ASC Topic 805"). Accordingly, the total purchase price was allocated on a provisional basis to assets acquired and net liabilities assumed in connection with the Acquisition based on their estimated fair values as of the completion of the Acquisition. These allocations reflected various provisional estimates that were available at the time and are subject to change during the purchase price allocation period as valuations are finalized.

The fair value of the net assets acquired was approximately $13.6 million, which exceeds the preliminary estimated purchase price of approximately $5.9 million. Accordingly, the Company recognized the excess of the fair value of the net assets over the purchase price of approximately $7.7 million as a gain on bargain purchase. The gain on bargain purchase of approximately $7.7 million was shown separately within income from operations in the Consolidated Statements of Income. The Company continues to evaluate the purchase price allocation including the opening fair value of inventory, accounts receivable, property plant and equipment, accrued liabilities and deferred taxes which may require the Company to adjust the recorded amount.

The Company believes that it was able to acquire the assets of *Tenco* for less than the fair value because (i) *Tenco's* Canadian operations had been operating under Receivership Orders from the Quebec Superior Court since July 25, 2011 and (ii) *Tenco* had no additional working capital to pay their vendors timely and could not operate the business in order to service their customers in the ordinary course of business. *Tenco* was an unprofitable venture, and the seller approached the Company in an effort to sell *Tenco.* With *Tenco* in receivership, the only options, in our opinion, available were to sell the business below market value or shut *Tenco* down and sell off the business in pieces which, we believe, would have been more costly and time consuming. As a result, the Company was able to agree on a favorable purchase price.

The primary reason for the *Tenco* acquisition was to provide the opportunity to expand the Company's presence in the snow removal equipment business in North America, particularly Canada and the northeast U.S. This acquisition complemented and broadened our range of products in this sector.

The following table summarizes the provisional amount recognized for assets acquired and liabilities assumed as of the Closing Date. A single estimate of fair value results from a complex series of judgments about future events and uncertainties and relies heavily on estimates and assumptions. The Company's judgments used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact the Company's results of operations. Certain estimated values are not yet finalized and are subject to change. The Company will finalize the amounts recognized as information necessary to complete the analysis is obtained. The Company expects to finalize these amounts as soon as possible but no later than one year from the acquisition date. The following are estimated fair value of assets acquired and liabilities assumed as of the Acquisition date (in thousands):

(in thousands)	Initial Valuation
Accounts receivable	$ 3,182
Inventory	7,375
Prepaid expenses	277
Property, plant & equipment	5,277
Other liabilities	(2,433)
Net assets acquired	13,678
Less: purchase price	5,933
Gain on bargain purchase	$ 7,745

Under 805-10, acquisition related costs (i.e., advisory, legal, valuation and other professional fees) are not included as a component of consideration transferred, but are accounted for as expenses in the periods in which the costs are incurred. The Company incurred $0.6 million of acquisition related costs in 2011. Assuming this transaction had been made at the beginning of any period presented, the consolidated pro-forma results would not be materially different from reported results.

In the period between the Closing Date and December 31, 2011, *Tenco* generated approximately $7.0 million of net revenue and $0.2 million net income. The Company has included the operating results of *Tenco* in its consolidated financial statements since the Closing Date.

Bush Hog

On October 22, 2009 ("Closing Date"), the Company acquired the majority of the assets and assumed certain liabilities of *Bush Hog* located in Selma, Alabama. The purchase included substantially all of the ongoing business of *Bush Hog*, including the *Bush Hog* brand name and all related product names and trademarks (the "Acquisition"). The purchase price consideration was 1.7 million unregistered shares, with certain registration rights, of Alamo Group common stock which represented approximately 14.5% of the outstanding stock of Alamo Group. Because the restricted stock was issued in an unregistered private transaction, resale of the shares is restricted and the shares may be resold only if registered or sold in a transaction exempt from the registration requirements of the Securities Act, including pursuant to Rule 144 under the Securities Act. Under Rule 144, the restricted stock was subject to, among other things, an initial 6-month holding period before any of the shares could be sold in the public market. Accordingly, the fair value of the 1.7 million shares was based on the public market price of Alamo common stock less a discount for lack of marketability associated with the 6-month holding period. We utilized an Asian put option model to measure the discount for lack of marketability. An Asian put option is an option that entitles the holder to a payoff based on the average price of an underlying asset, over a predetermined period. The closing price of our common stock on October 22, 2009 was $16.09 per share.

The fair value of the net assets acquired was approximately $53.1 million, which exceeded the preliminary estimated purchase price of $25.4 million. Accordingly, the Company recognized the excess of the fair value of the net assets over the purchase price of approximately $27.7 million as a gain on bargain purchase. The Company evaluated the purchase price allocation during 2010, including the opening fair value of inventory, accounts receivable, property, plant & equipment, accrued liabilities and deferred taxes, which required the Company to adjust the recorded gain by $2.5 million to a total final gain on bargain purchase of $30.2 million.

Exhibit 21.1

SUBSIDIARIES OF ALAMO GROUP INC.

Name	**Jurisdiction of Incorporation**
Alamo Group (USA) Inc. (1)	Delaware
Alamo Group (Europe) Limited (1)	United Kingdom
Alamo Group (Canada) Inc. (1)	New Brunswick
Gradall Industries, Inc. (2)	Delaware
NP Real Estate Inc. (2)	Ohio
Bush Hog, Inc. (2)	Delaware
Henke Manufacturing Corporation (2)	Kansas
Alamo Group (TX) Inc. (2)	Delaware
Alamo Group Services Inc. (2)	Delaware
Alamo Group Management Inc. (2)	Texas
Tenco Industries Inc. (2)	Delaware
Alamo Sales Corp. (2)	Delaware
Alamo Group (IL) Inc. (2)	Delaware
Tiger Corporation (2)	Nevada
Terrain King Corporation (2)	Nevada
Schwarze Industries, Inc. (2)	Alabama
Schwarze Industries Australia PTY Ltd. (3)	Australia
Schulte (USA) Inc. (2)	Florida
Alamo Group (SMC) Inc. (2)	Nevada
Nite-Hawk Sweepers, LLC (2)	Washington
ALG (HK) Limited (2)	Hong Kong
Alamo Group (IA) Inc. (2)	Nevada
Alamo Group (FR) SAS (4)	France
Alamo Manufacturing Services (UK) Limited (4)	United Kingdom
McConnel Ltd. (4)	United Kingdom
Twose of Tiverton Ltd. (5)	United Kingdom
Spearhead Machinery Ltd. (5)	United Kingdom
Bomford & Evershed Ltd. (5)	United Kingdom
Bomford Turner Ltd. (5)	United Kingdom
Turner International (ENG) Ltd. (5)	United Kingdom
SMA SAS (6)	France
SCI La Saussaie (6)	France
Forges Gorce SAS(8)	France
Faucheux SAS (6)	France
Rousseau SAS (6)	France
Rivard SAS (6)	France
Schulte Industries Ltd. (7)	New Brunswick
Tenco Inc. (7)	New Brunswick
ALG (Beijing) Trading Co. Ltd. (9)	Hong Kong

(1) 100% owned by Alamo Group Inc.
(2) 100% owned by Alamo Group (USA) Inc.
(3) 100% owned by Schwarze Industries, Inc.
(4) 100% owned by Alamo Group (Europe) Limited
(5) 100% owned by Alamo Manufacturing Services (UK) Limited
(6) 100% owned by Alamo Group (FR) SAS
(7) 100% owned by Alamo Group (Canada) Inc.
(8) 100% owned by SMA SAS
(9) 100% owned by ALG (HK) Limited

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors Alamo Group Inc.

We consent to the incorporation by reference in the registration statements Nos. 333-174755, 333-88454, and 333-143216 on Form S-8 of Alamo Group Inc. of our reports dated March 12, 2012, with respect to the consolidated balance sheets of Alamo Group Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders' equity, and cash flows for the three- years ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Alamo Group Inc.

/s/KPMG LLP

San Antonio, Texas

March 12, 2012

Exhibit 31.1

I, Ronald A. Robinson, certify that:

1. I have reviewed this annual report on Form 10-K of Alamo Group Inc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 12, 2012

/s/ Ronald A. Robinson
Ronald A. Robinson
President & Chief Executive Officer

Exhibit 31.2

I, Dan E. Malone, certify that:

1. I have reviewed this annual report on Form 10-K of Alamo Group Inc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 12, 2012

/s/ Dan E. Malone

Dan E. Malone
Executive Vice President & Chief Financial Officer

Exhibit 31.3

I, Richard J. Wehrle, certify that:

1. I have reviewed this annual report on Form 10-K of Alamo Group Inc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 12, 2012

/s/ Richard J. Wehrle
Richard J. Wehrle
Vice President & Corporate Controller

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Alamo Group Inc. (the "Company") on Form 10-K for the period ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ronald A. Robinson, President & Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 12, 2012

/s/ Ronald A. Robinson
Ronald A. Robinson
President & Chief Executive Officer

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Alamo Group Inc. (the "Company") on Form 10-K for the period ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Dan E. Malone, Executive Vice President & Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 12, 2012

/s/ Dan E. Malone

Dan E. Malone
Executive Vice President & Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.3

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Alamo Group Inc. (the "Company") on Form 10-K for the period ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard J. Wehrle, Vice President & Corporate Controller of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 12, 2012

/s/ Richard J. Wehrle
Richard J. Wehrle
Vice President & Corporate Controller
(Principal Accounting Officer)

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ALAMO GROUP INC.

BOARD OF DIRECTORS

James B. Skaggs
Chairman of the Board
Retired — Director since 1996

Roderick R. Baty (2) (3)
Chairman of the Board, Chief Executive Officer and President:
NN, Inc. — Director since 2011

Helen W. Cornell (1) (2)
Retired — Director since 2011

Jerry E. Goldress (1) (2) (3)
Chairman of the Board and Chief Executive Officer:
Grisanti, Galef and Goldress — Director since 2000

David W. Grzelak (1) (2) (3)
Chairman and Chief Executive Officer:
Komatsu America Corp. — Director since 2006

Gary L. Martin (1) (3)
Chairman of the Board and President:
Capital Southwest Corporation — Director since 2007

Ronald A. Robinson
Chief Executive Officer and President — Director since 1999

(1) Member of Compensation Committee
(2) Member of Audit Committee
(3) Member of Nominating/Corporate Governance Committee

OFFICERS

Ronald A. Robinson
Chief Executive Officer and President

Dan E. Malone
Executive Vice President and Chief Financial Officer

Robert H. George
Vice President, Secretary and Treasurer

Richard J. Wehrle
Vice President, Corporate Controller

Donald C. Duncan
Vice President, General Counsel

Dr. Geoffrey Davies, OBE
Vice President, Alamo Group Inc.
Managing Director, Alamo Group Europe Limited

Richard D. Pummell
Vice President, North American Agricultural Division

Corporate Office
Alamo Group Inc.
1627 East Walnut | Seguin, TX 78155
p 830.379.1480 | f 830.372.9683
www.alamo-group.com

STOCK SYMBOL: ALG
Stock traded on NYSE
CUSIP Number: 011311107

Investor Relations Contacts
Eric Boyriven
FTI Consulting
p 212.850.5600 | f 212.850.5790
e eric.boyriven@fticonsulting.com

Robert H. George
Alamo Group Inc.
p 830.372.9621 | f 830.372.9683
e bgeorge@alamo-group.com

Transfer Agent and Registrar
American Stock Transfer & Trust Co.
6201 15th Avenue | Brooklyn, NY 11219
p 800.937.5449
e info@amstock.com
www.amstock.com

Annual Stockholders' Meeting
Date: May 3, 2012, 9:00 am (local time)
Grand Hyatt Hotel
600 E. Market St. | San Antonio, TX 78205

Independent Auditors
KPMG LLP
300 Convent Street, Suite 1200 | San Antonio, TX 78205

Counsel
Strasburger Price Oppenheimer Blend
711 Navarro, Suite 600 | San Antonio, TX 78205

ALAMO GROUP INC.

www.alamo-group.com